

Omega Project Co., Ltd.

Brief Report for the Fiscal Half Year ended at the 30th of September 2003

Consolidated and Non- Consolidated



Fiscal Half year ended September the 30th 2003

Brief Report Concerning Account Closing (Consolidated) **the 28th of November 2003**

Company Name: Omega Project Co., Ltd. Registered Issue

Code No. 6819 Residential Prefecture of Headquarters: Tokyo

(URL http://www.omega.co.jp)

Address of Headquarters: Omega Project Co., Ltd.

2-26-6 Pastorale Jingumae Part 2

Jingumae

Shibuya Ku

150-0001 Tokyo, Japan

Contact Person: Chief of Presidents` Office, Kamiya Koji Tel.: +81-3-5474-8811

Date of fiscal half year Board Meeting, the 28th of November 2003

Application of US- GAAP: not applied

Consolidated Results of the Fiscal Half Year ended at the 30th of September 2003 (from the 1st of april 2003 until the 30th of september)

(1) Business Results (Figures less than one million JPY are disregarded)

	Sales		Operating Profit		Ordinary Profit	
	million JPY	%	million JPY	%	million JPY	%
September 2003	1,125	(80.7)	(2,063)	/	(2,115)	/
September 2002	5,818	(42.5)	(220)	/	(332)	/
March 2003	9,151	(58.1)	(2,677)	/	(3,216)	/

	Net Income		Net Income per Share		Fully Diluted Net Income per Share	
	million JPY	%	Yen	Sen	Yen	Sen
September 2003	(6,173)	/	(35)	51	/	/
September 2002	(839)	/	(11)	32	/	/
March 2003	(6,122)	/	(75)	10	/	/

(Notes)

1. Investment Profit or Loss on the Equity Method:

   September 2003 /

   September 2002 (one million JPY)

March 2003 (63 million JPY)

2. Average of outstanding shares: September 2003 173,846,647 shares; September 2002 74,208,168 shares; March 2003 81,518,668 shares
3. Change of Accounting Method: None
4. Percentages of Sales, Operating Profit, Ordinary Profit and Net Income present the increase/decrease ratio compared to the previous year.

(2) Status of Consolidated Finances

	Total Assets	Shareholders` Equity	Ratio of Shareholders` Equity	Shareholders` Equity per share
	million JPY	million JPY	%	Yen Sen
September 2003	9,218	4,736	51.4	21 48
September 2002	20,378	10,214	50.1	134 02
March 2003	13,840	8,128	58.7	55 47

(Note)

Number of Outstanding Shares: September 2003 220,506,330 shares; September 2002 76,214,530 shares; March 2003 146,522,630 shares.

(3) Status of Consolidated Cash Flow

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Cash and Cash Equivalents at the end of the term
	million JPY	million JPY	million JPY	million JPY
September 2003	(1,319)	(802)	1,934	141
September 2002	(1,822)	905	121	2,151
March 2003	(4,080)	2,864	(1,402)	328

(4) Matters concerning the Scope of Consolidation and the Application of the Equity Method

Consolidated Companies: One

Unconsolidated Subsidiary under the Equity Method: None

Affiliate under the Equity Method: None

(5) Change in the Scope of Consolidation and the Application of the Equity Method

Consolidated: (new) None

Equity Method: (new) None

Forecast of the Consolidated Results for the Fiscal year ending at the 31st of March 2004 (from the 1st of april 2003 until the 31st of march 2004)

	Sales	Ordinary Profit	Net Income
	million JPY	million JPY	million JPY
Per year	2,200	(2,200)	(6,300)

(Reference)

Projected Net Income per Share (per year): (28JPY 57Sen)

1. Status of the group companies

As of the end of september 2003, the group consists of the company and one consolidated subsidiary company, the company is mainly engaged in entertainment and contents business, mobile phones and internet business (withdrawal completed in june 2003) and other businesses such as real estate business and investment business.

The subsidiary company Aoyama Research Inc. is mainly engaged in financial affairs consulting for private persons as well as corporations and various insurance agencies.

Business structure of the group companies (as of the 30th of september 2003)



Omega Project Co., Ltd.
Mobile Phone and Internet, Real Estate and Investment Business
Entertainment and Contents Business
Consolidated subsidiary Aoyama Research Inc.
Wholesale of mobile phones
Real estate business
Investment trust business
Trading for Film and Visual Contents
Production and Sales Agent for Film and Visual Contents
Financial affairs consulting for private persons and corporations and various insurance agencies
Customers

(note)

Due to the stock removal and the establishment of a perfect parent company and a holding company, because of the business reconstruction, the company sold all shares which it was holding from the consolidated subsidiary Aoyama Research Inc. at the 31st of october 2003.

2. Management Policy

(1) Changes of the basic management policy

Until the last term the company had its center of business in film and contents business, mobile phone and internet business and electric business, and it was also engaged in other businesses like real estate business and game attraction business. To bring these businesses to life and to realize profits for the stockholders as well as for the company, the adopted management policy was to create a united groug with subsidiaries to pursue synergy effects and to put an enlargement of business contents forward.

But last term, behind the backround of nowadays global financial and economic conditions which also hold true for Japan, under which it is difficult to secure a long term business fund model in a stable way, and due to the confusions and changes in the business world the company decided to put a reorganization of its business forward.

To improve the companys` financial conditions, the company decided to withdraw from the film rights trading business in february 2003, from the electric business in march 2003 and from the mobile phone and internet business in june 2003, as these businesses rely on a long and medium term investment model and bank borrowings, and to build its new pillars of business on the film and contents business and the investment business.

These new pillars of business are related to short terms, a high turnover of net worth and a high aqcuisition of profits, and it allows a business build on a own fund base.

The company is now in the early stages of transference from the investment model based on bank borrowings to the business model based on own funds, to improve its financial conditions. As the company sold own real estate it has been managed to decrease the bank borrowings from 6,200 million JPY in september 2002 to 1,000 million JPY in september 2003.

Still more in october the company made its decision for a stock removal and the establishment of a perfect parent company and a holding company system. In order to give the management a mobile and soft business reorganization of Omega Project Co., Ltd. and its subsidiaries, the company made the film and contents business and the investment business the new core of its business, aiming at a group formation giving the parent company and the subsidiary companies responsibility for each business with a special nature and to be able to make efficient manegement decisions. Its intended to

put a independent profit system in the center of management to strengthen the group organization. From now on a management policy to improve the financial conditions is in construction, and the reduction of the bank borrowings and the implementation of a own fund based business are in the early stages.

Concerning the film and contents business, the company turned from the past long and medium term investment model, to a short term model making the acquisition of profits possible, to promote this change the company withdraw from various fields and now concentrates on the inland movie production now. Concerning the investment business, it is continuously thought about the establishment of a sound business model which could create proper profits.

To create a soft and competitive group the management policies were turned to the stock removal and the establishment of a perfect parent company and the establishment of a holding company system in march 2004, this is to create a high performance management system and the change is under construction.

The aim of all these changes in the management policies is to improve the financial conditions of the company and to rise the value of the company and the group. The management wants to strengthen the synergy effects and the constitutions of each group member, and rise the business profits.

(2) Basic dividend policy

The basic dividend policy of the company is to improve the financial conditions at first to achieve the profitability for the next fiscal year and create sufficient internal reserves to be able to pay dividends to the shareholders.

The current term goes along with a transfiguration in the inland as well as other where, and the company tries to propel the reorganization of its business and financial system, this results in no dividend again for the term ending at the end of march 2004. For the current term a special loss added up due to the payments due to the withdrawal from the film rights trading business, and the valuation loss from accounts receivable trade and the deffered payments related with the film rights trading business and the concerning provision of the reserve for doubtful accounts. In the next term the company aims to reach the profit region again and to strengthen its position, to able to pay dividends again.

As for the internal reserves, the company will efficiently invest according to the renewed management policies to promote the reorganization of the company and the recreation of the companys value, to achieve dividend payments for the shareholders.

(3) Policy concerning the raise of investment credit

Although the companys` liquidity is supposed to be high standard, the company thinks of a careful raise of the investment credit following the market trend, due to the fact of the added up special loss

at the settlement of the accounts and the decline of the stockprice, always considering the shareholders profit.

(4) Goal managerial index

As of the end of september 2003 the minus in the earned surplus of the company group added up to 9,800 million JPY. Concernig to this situation, it's the companys` primary goal to dissolve this minus in its earned surplus, to be able to get to the resumption of dividends for the stockholders again. From now on the company wants to pursue the strengthening of the groups synergy effects and its management, to be able to raise the enterprise value again. Due to this the board of directors resolution from october 2003 concerning the business reorganization with a stock removal and the establishment of a perfect parent company and a holding company system has been made. This stock removal and the establishment of the new company are realzied to dissolve the companys` minus in the earned surplus and to accomplish the resumption of dividends again. Still more the company wants a closer merge of the subsidiary companies, which is under planning now to dissolve the deficit brought forward, and to accomplish black figures again, these are the main middle and long term managerial indexes.

(5) Medium and long term management strategy

At the annual general meeting of stockholders Kyohichi Miyazaki appointed as the new representative director and president of the company, former representative director and president Toyoyuki Yokohama appointed as representative director and chairman, so from the current term the company will be led by this two representative directors.

One pillar of the new business is built on the entertainment and contents business, and in this business a change of strategy took part, as from a model relying on bank borrowings, to business conditions making a short term acquisition of profits possible. The other pillar of the companys` business became the investment business, concerning this business it aims on sales of investment securities, the formation of business regeneration funds and fund management.

These two businesses are now put in the center of business, and the business reorganization is put forward to improve the business and the financial affairs conditions of the company, to dissolve the deficit brought forward and to accomplish a raise of the enterprise and the group value.

(6) Tackled subjects

Concerning the film and contents business. With its continuing low growth forecasts and the long term investments necessary and due to the sudden change of the business world, the company decided to withdraw from the film rights trading business and change to businesses with better conditions, short term profit settlements and a high capital turnover rate. Concretely, this means to

put the production of films (for theatres and TV) forward and to withdraw from former fields of business.

As the international situation for the film rights trading business became difficult, the company decided to put its powers in the production of japanese films and to develop its media techniques and know how.

In august 2003 the company decided to develop a capital business tie up with Cinevision and the SWT group from the asian market, as these companies are also involved in the contents and sale agent business. So from now on its thought about new cooperations to change the companys` positon.

Concerning the investment business there has been a change in the companys statutes at the regular meeting of stockholders in june 2003, which has been established in the current term. The new contents of business are the sale of securities and fund management. The cooperation in the film and contents business has been put forward because this business became a pillar of the companys` business, due to the reorganization of the company. The construction of the other pillar, to give the company a stable basis with the investment business, is in the early stages now. Concerning the financial affairs, the company aims to reduce the interest bearing liabilities and to introduce a management system on a own fund base, to be able to raise the enterprise value again.

Corresponding to the fast change in the global business world for entertainment, the company decided in october 2003 to establish a perfect parent company and a holding company system, due to the reorganization of its business. The decision for the perfect parent company has been made to give the group management a soft and mobile way of managing the whole group. So from now on the company aims to raise its enterprise value with its subsidiaries as sales agents and the prescribed changes in business.

(7) Corporate Governance

(a) The companys` basic understanding of Corporate Governance

Our basic policy regarding corporate governance is, that it is indispensible for achieving our management policy that aims to enrich the corporate value. These matters are realized by the companys` management suppported by a auditing corporation, external legal advisors and various experts giving the company advises regarding the management and the routine work.

(b) The enforcement of the companys` corporate governance

1. Information about the corporate governance system of management execution and supervision

Since the annual general stockholders meeting in june 2003 the company is lead by two representative directors, former representative director and president Toyoyuki Yokohama who is representative director and chairman now, and the new representative director and president Kyohichi Miyazaki, and three external directors. The management and auditing system was adopted

to give company a mobile and competitive structure. Concerning the management each director should make up his own independent opinion of the company, stating it following his responsibility for the company. Concerning the auditors, two of the three auditors are external auditors to give the auditing system the necessary strength. As the board of directors is concerned, there is one regular meeting per month and if necessary special meetings, at these meetings important management matters are decided, as well as matters concerning the business affairs execution. Concerning the execution of the business affairs the decisions made by the board of directors should quickly be introduced by the employees, whereas the decision of the board of directors should also be observed. With the auditing corporation an auditing contract has been concluded to guarantee that correct management informations are offered, and that a fair and universal point of view is carried out in the auditing. Concerning the legal advisers, they give their juridical jugdement and timely advices if necessary in special cases.

2. Outline of relationships of personal, capital, transaction or any other interest between the company and its external directors and its external auditors

Concerning these relationships there is nothing relevant to report.

3. The frame work of the companys corporate governance


Administration
Chairman
President
Operating Officer
Managers
Auditing Firm
External Legal Advisors
Various Experts
Audit
Audit
Board of Directors
Chairman
President
External Directors
Audit
Board of Auditors
Full-time Auditors
Part-time Auditors
AGM

4. Concerning the companys` corporate governance and its enforcement during the last year

From october 2002 until the end of september 2003 there have been 28 meetings of the board of directors, where decision concerning laws and ordinances, management matters and other related matters have been made, and the execution of the business affairs has been supervised. In june 2003 the report for the first quarter of the businessyear has been presented.

(8) Basic policy concerning related parties

Nothing relevant to report

(9) Other important management matters

(a) Important management matters

1. Although the mobile phone and internet business had a high sales share until june 2003, the company decided to withdraw from it. On the one hand because of the recent sluggish situation at the japanese mobile phone market. And on the other hand, as the company took a close look at its businesses due to its reorganization, the decision to propel the film and contents business and the investment business and to withdraw from the mobile phone and internet business has been made.
2. As the dissolution of the bank borrowings is in the early stages to strengthen the companys` financial situation, it has been resolved in august 2003 to issue new stock preengement rights to propel the recovery of the enterprise value.

   And there have been made basic mutual consents about a capital business tie up with the companys` undertaking partner Cinevision and with its transaction partner the SWT group.
3. Concerning the business reorganization. In october 2003 the resolution for a stock removal and the establishment of a perfect parent company and a holding company system has been made. Omega Project Co., Ltd will cancell its registration at the Jasdaq, and Omega Project Holdings Co., Ltd. is expected to be newly registrated at the Jasdaq (scheduled are the last ten days of march 2004). Concerning this stock removal, the stockholders of Omega Project Co., Ltd. will be shifted to the new companys` stockholders. This decision has been made due to the business reorganization to give the company the possibility to react soft and mobile on the changes in the business world.

(b) Legal cases

1. On may the 23rd 2002, in the Tokyo Regional Court, by the plaintiff of Igreck Company against the defendant of the company the unpaid claim of 59 million JPY concerning TV programm rights trading has been brought to case, and the issue is on trial.
2. On december the 25th 2002, in the Tokyo Regional Court, by the plaintiff of Nihon Bungei

Company against the defendant of the company the damage claim of 22 million JPY concerning a publishing contract has been brought to case, and the issue is on trail.

3. On january the 28th 2003, in the New York Regional Court, by the plaintiffs of Key International Inc. and Multi Net International Inc. against the defendants of Amy Entertainment Inc, Tokinori Maruya, Junko Motoyama and the company the unpaid claim of 2.165 million US$ concerning a unpayment damage and the punishment compensation required has been brought to case, and the issue is on trail.
4. On february the 28th 2003, in the Tokyo Regional Court, by the plaintiff of Marubeni Co., Ltd against the defendant of the company the unpaid claim of 193 million JPY concerning a distribution reward payment has been brought to case, and the issue is on trail.

Concerning the above mentioned cases (1.- 4.) the company thinks that these lack in justifiable reasons and wants to make its positions clear during the trials.

The case brought in the Tokyo Regional Court at the 27th of august 2001 by the paintiff of Deutsche Securities Ltd against the defendant of the company concerning the damage claim refering to the convertible bond lead manager fee has been concluded at the 18th of august 2003, ending with a reconciliation payment of 40 million JPY.

3. Business results

(1) Outline of the consolidated results of the current fiscal half year

Set along behind the background of confusion concerning the domestic and oversea economical conditions, although the stock market showed a sign of moderate recovery in the hope of a recovery of the economic fundamentals of Japan, the severe conditons continued.

Surrounded by this situation the company reconsidered its business structure, and put a reconstruction of its business structure forward, concentrating on the film and contents business and the investment business as the 2 pillars of the companys` business. In particular the company withdraw from the film rights trading business in february 2003, having learned its lessons from the risks of sudden changes in the global entertainment industry. All film rights are expected to be sold until the end of march 2004. Due to this withdrawal and the disposition of film rights a special loss of 3,300 million JPY added up for the current consolidated fiscal half year.

In order to compress its bank borrowings the company sold its building in Tokyo Shibuya Ku Sakuragaoka- cho in september 2003.

The company also issued new shares to N.D.F. Holdings Inc. and Cinevision in august 2003 aiming at a capital tie-up in order to acquire own funds to improve the reorganisation and the

financial conditions of its simple substance.

The above mentioned showed the changes of the companys` financial and business affairs in general, the following will now show the business results for each single business category.

The center of the companys` film and contents business has been formed by the film production and the film rights trading in the United States, Europe and Asia, due to the changes in the international market for film rights and the companys` amended expectations the company decided to withdraw from the film rights trading business in february 2003. So as the fim rights trading business is expected to be cleared away soon, the new pillar of the film and contents business will be the inland film production.

As a result of the above mentioned the sales of the film and contents buiness for the current consolidated fiscal half amounted to 684 million JPY (70% decreased year on year.).

Concerning the mobile phone and internet business the company had a cooperation for the wholesale distribution of mobile phones with Yuasa Newcom Co., Ltd., Kanematsu Communications Co., Ltd., Idocom Co., Ltd. and Alfa Group Co. Ltd. But due to the feeling that the mobile phone and internet market has reached its ceiling price and profit ratio, and due to the business reorganisation concentrating on the two pillars film and contents business and investment busienss, the company decided to withdraw from the mobile phone and internet business in june 2003. The sales of the mobile phone and internet business for the current fiscal half year amounted to 255 million JPY (decreased 89% year on year).

The income from the real estate business amounted to 25 million JPY (decreased 67% year on year), containing the sales of real estate as well as rent income from real estates.

The other business sales amounted to 159 million JPY (decreased 65 % year on year), containing among others the road service and the insurance and financial advisory business.

As a result of the foregoing the sales for the current consolidated fiscal half year amounted to 1,125 million JPY (81% decreased year on year), the operating loss amounted to 2,063 million JPY and the ordinary loss amounted to 2,115 million JPY. The profit on sales of tangible fixed assets amounted to 17 million JPY and the profit on sales of investment securities amounted to 66 million JPY, which have been accounted as special profits. A special loss added up because of the provision for the litigation loss reserve of 200 million JPY, the valuation loss on inventories of 1,604 million JPY and the provision of the allowance for doubtful accounts of 2,054 million JPY. So all together the net loss of the current consolidated fiscal half year added up to 6,173 million JPY.

(2) Financial conditions

(a) State of assets, debts and capital

Total asstes of the current consolidated fiscal half year end amounted to 9,218 million JPY,

decreased by 4,621 JPY from the end of the last consolidated fiscal year, due to the decrease of sale claims, the valuation loss on inventories and the sale of real estate. Total liabilites of the current fiscal half year end amounted to 4,482 million JPY, decreased by 1,230 million JPY from the end of the last consolidated fiscal year, due to the reduction of bank borrowings. Total capital of the current consolidated fiscal half year end amounted to 4,736 million JPY, decreased by 3,391 million JPY from the end of the last consolidated fiscal year, due to the net loss arisen in the period and the enforcement of a equity finance by the issuance of new stock preengagement rights.

(b) State of cash flow

Cash and cash equivalents at the end of the current consolidated fiscal half year added up to 141 million JPY, decreased by 2,009 million JPY from the last consolidated fiscal half year. The primary factors of income have been the income from the new stock issuance, the income on sales of investment securities and the income on the sales of tangible fixed asssets. The negative factors have been the pretax loss for the last consolidated fiscal half year of 6,126 million JPY and the decrease of the inventories and the short and long term bank borrowings.

The cash flow from operating activities turned out an use of 1,319 million JPY decreased by 503 million JPY from the last consolidated fiscal half year, due to the pretax loss of 6,126 million JPY which was influenced by the increase of the allowance for doubtful accounts of 2,054 million JPY, the decrease of the advance payments of 1,383 million JPY and the decrease of the inventories of 1,462 million JPY.

The cash flow from investing acitvities turned out an use of 802 million JPY decreased by 1,707 million JPY from the last consolidated fiscal half year, due to the sales of tangible fixed assets of 759 million JPY, the acquisition of investment securities for 547 million JPY and loan expenditures of 1,760 million JPY.

The cash flow from financing activities turned out an use of 1,934 million JPY increased by 1,813 million JPY from the last consolidated fiscal half year, due to the income from the new stock issuance of 2,705 million JPY and the decrease of long term bank borrowings of 743 million JPY.

(reference)

	Fiscal half year ended september 2001	Fiscal year ended march 2002	Fiscal half year ended september 2002	Fiscal year ended march 2003	Fiscal half year ended september 2003
Capital Ratio	46.4%	39.6%	50.1%	58.7%	51.4%
Capital Ratio based on the current price	36.1%	60.1%	36.9%	48.6%	50.8%
Dept Redemption Term	(3.5 years)	(1.3 years)	(3.4 years)	(0.4 years)	(0.9 years)
Interest Coverage Ratio	(25.9)	(22.1)	(32.3)	(42.9)	(50.1)

4. Consolidated Interim Financial Statement

(1) Consolidated Interim Balance Sheet

Term / Account title	Last fiscal half year, as of the 30th of september 2002		Current fiscal half year, as of the 30th of september 2003		Last fiscal year, as of the 31st of march 2003	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
(Assets)	Thousands of JPY	%	Thousands of JPY	%	Thousands of JPY	%
1. Current assets						
Cash on hand and in banks	2,161,222		141,549		378,516	
Notes and accounts receivable trade	6,216,920		1,355,249		2,952,275	
Short- term loans	/		863,617		/	
Inventories	1,605,480		261,396		1,723,906	
Advance Payments	5,099,409		2,330,080		3,713,086	
Deffered tax assets	188,804		/		/	
Deffered payments	/		1,259,198		1,758,605	
Others	320,012		253,603		923,015	
Allowance for doubtful accounts	(248,674)		(69,571)		(191,524)	
Total current assets	15,343,175	75.3	6,395,123	69.4	11,257,882	81.3
2. Fixed assets						
Tangible fixed assets						
Buildings	1,229,765		3,605		246,200	
Land	2,351,000		/		614,900	
Construction in process	/		100,000		/	
Others	31,824		5,478		3,240	
Total tangible fixed assets	3,612,590	17.7	109,083	1.2	864,341	6.2
Intangible fixed assets	7,767	0.0	95,549	1.0	7,401	0.1
Investments and other assets						
Investment securities	601,380		1,000,709		556,723	
Long- term loans receivable	234,159		1,635,241		642,259	
Other long- term business credit	/		2,891,614		1,136,575	
Deffered tax assets	610,559		/		/	
Others	331,141		586,464		659,702	
Allowance for doubtful accounts	(476,827)		(3,535,311)		(1,359,170)	
Total investments and other asstes	1,300,412	6.4	2,578,718	28.0	1,636,090	11.8
Total fixed assets	4,920,769	24.1	2,783,352	30.2	2,507,833	18.1

Account title	Last fiscal half year, as of the 30th of september 2002		Current fiscal half year, as of the 30th of septermber 2003		Last fiscal year, as of the 31st of march 2003	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
3. Deffered assets	Thousands of JPY	%	Thousandsof JPY	%	Thousandsof JPY	%
Bond issue expenses	114,533		34,880		68,230	
Bond discount and expenses	375		/		250	
Development expenses	/		5,610		6,631	
Total deffered assets	114,908	0.6	40,490	0.4	75,111	0.6
Total assets	20,378,854	100.0	9,218,966	100.0	13,840,828	100.0
(Liabilities)						
1. Current liabilities						
Notes and accounts payable trade	938,347		840,876		1,231,871	
Short- term loans repayable	4,062,700		485,000		562,452	
Current portion of long term depts	404,850		123,000		221,400	
Accrued taxes on income	4,511		3,735		5,321	
Litigation loss reserve	/		200,000		/	
Others	973,826		577,902		830,779	
Total current liabilities	6,384,234	31.3	2,230,515	24.2	2,851,823	20.6
2. Fixed Liabilities						
Bond	/		169,000		169,000	
Convertible bond	1,730,000		1,500,000		1,510,000	
Long- term loans repayable	1,731,000		436,000		1,030,600	
Estimated retirement allowance	3,406		3,770		4,012	
Director`s retirement allowance	11,668		14,280		12,918	
Consolidation adjustment account	/		5,441		5,743	
Others	304,497		123,009		128,639	
Total fixed liabilities	3,780,572	18.6	2,251,501	24.4	2,860,913	20.7
Total liabilities	10,164,807	49.9	4,482,016	48.6	5,712,737	41.3

term / account title	Last fiscal half year, as of the 30th of september 2002		Current fiscal half year, as of the 30th of september 2003		Last fiscal year, as of the 31st of march 2003	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
(Shareholders` Equity)	Thousands ofJPY	%	Thousands ofJPY	%	Thousands ofJPY	%
1. Capital stock	10,226,608	50.2	13,227,673	143.5	11,848,973	85.6
2. Capital reserve	2,330,166	11.4	1,354,250	14.7	3,899,860	28.2
3. Accumulated profit	237,707	1.1	(9,881,061)	(107.2)	(7,518,220)	(54.3)
4. Revaluation loss on land	(2,574,187)	(12.6)	/	/	(89,124)	(0.7)
5.Revaluation loss on other investment securities	477	0.0	42,925	0.5	(6,585)	(0.0)
6. Treasury stock	(6,724)	(0.0)	(6,837)	(0.1)	(6.812)	(0.1)
Total shareholders` Equity	10,214,047	50.1	4,736,949	51.4	8,128,090	58.7
Total liabilities and shareholders` Equity	20,378,854	100.0	9,218,966	100.0	13,840,828	100.0

(2) Interim Consolidated Statement of Income

Term / Acount title	Last fiscal half year (from the 1st of april 2002 until the 30th of september 2002)		Current fiscal half year (from the 1st of april 2003 until the 30th of september 2003)		Last fiscal year (from the 1st of april 2002 until the 31st of march 2003	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	Thousands JPY	%	Thousands JPY	%	Thousands JPY	%
1. Sales	5,818,286	100.0	1,125,124	100.0	9,151,213	100.0
2. Cost of sales	4,100,112	70.5	2,485,065	220.9	8,041,969	87.9
Gross profit	1,718,174	29.5	(1,359,940)	(120.9)	1,109,243	12.1
3.Selling and gen. admin. expenses	1,939,091	33.3	703,666	62.5	3,786,452	41.4
Operating profit (loss)	(220,917)	(3.8)	(2,063,607)	(183.4)	(2,677,208)	(29.3)
4. Non- operating Income	57,325	1.0	182,945	16.3	71,792	0.9
Interest income	6,338		10,887		8,719	
Unamortized permium on bond	22,000		/		22,000	
Profit on sale of securities	/		15,208		/	
Cons adjustment account repayment	/		302		1,178	
Others	28,987		156,547		39,895	
5. Non- operating expenses	168,444	2.9	234,770	20.9	611,010	6.7
Interest expense	56,508		26,338		95,250	
Amortization of bond premium	11,125		/		11,250	
Amortization of bond issue cost	49,362		33,600		100,255	
Currency loss	58		225		/	
Equity in loss from consolidated subsidiaries	/		/		63,882	
New stock issue cost repayment	/		17,503		46,553	
Others	51,389		157,103		293,817	
Ordinary profit (loss)	(332,036)	(5.7)	(2,115,432)	(188.0)	(3,216,426)	(35.1)
6. Extraordinary Profits	1,162,198	20.0	124,429	11.1	2,874,533	31.4
Gain on sales of shop running right	/		/		500,000	
Gain on sale of investment security	1,156,868		66,071		2,188,284	
Gain on sale of fixed assets	/		17,693		180,918	
Gain from provision of doubtful accounts	750		/		/	
Gain from last year adjustment	4,498		40,664		4,498	
Others	82		/		832	

Term / Account title	Last fiscal half year (from the 1st of april 2002 until the 30th of september 2002)		Current fiscal half year (from the 1st of april 2003 until the 30th of september 2003)		Last fiscal year(from the 1st of april 2002 until the 31st of march 2003)	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	Th. of JPY	%	Th. of JPY	%	Th. of JPY	%
7. Extraordinary losses	1,278,112	22.0	4,171,620	370.8	4,588,452	50.2
Loss from devaluation of inventories	/		1,604,513		/	
Loss on retirement of fixed assets	/		2,005		32,486	
Loss on sale of investment securities	16,158		/		256,186	
Loss from devaluation of investment securities	1,244,193		/		1,399,252	
Loss from devaluation of golf club membership	45		/		/	
Provision for doubtful accounts	/		2,054,188		879,794	
Loss on disposal of fixed assets	/		/		352,651	
Loss on disposal of sale credits	/		/		1,515,000	
Others	17,715		510,913		153,081	
Income (loss) before income tax	(447,950)	(7.7)	(6,162,623)	(547.7)	(4,930,345)	(53.9)
Provision for income taxes current	53,479	0.9	10,953	1.0	54,281	0.6
Provision for income taxes defferd	452,339	7.8	/	/	1,251,703	13.6
Minority interest in consolidated subsidiaries, profit (loss)	(113,979)	(2.0)	/	/	(113,979)	(1.2)
Net income (loss)	(839,790)	(14.4)	(6,173,576)	(548.7)	(6,122,351)	(66.9)

(3) Interim Consolidated Surplus Statement

(Unit in thousands of JPY)

Term / Account title	Last fiscal half year (from the 1st of april 2002 until the 30th of september 2002)		Current fiscal half year (from the 1st of april 2003 until the 30th of september 2003)		Last fiscal year (from the 1st of april 2002 until the 31st of march 2003)	
	Amount		Amount		Amount	
(Capital reserve)						
1.Capital reserve at beginning of the term				3,899,860		
Capital provison at beginning of the tern	2,206,166	2,206,166	/	/	2,206,166	2,206,166
2. Capital reserve increase						
New shares converted from bonds	124,000		5,000		402,939	
Third party allotments and new shares preengagement exxercise rigths	/	124,000	1,349,250	1,354,250	1,290,754	1,693,694
3. Capital reserve decrease						
Capital reserve disposition amount	/	/	3,899,860	3,899,860	/	/
4. Capital reserve half year (year) end		2,330,166		1,354,250		3,899,860
(Income Reserve)						
1. Income reserve at beginning of the term				(7,518,220)		
Accumulated profit at beginning of term	1,240,808	1,240,808	/	/	1,240,808	1,240,808
2. Income reserve increase						
Made deficit from the capital reserve disposition	/		3,899,860		/	
Increase by exclusion of equity method	/	/	/	3,899,860	40,495	40,495
3. Income reserve decrease						
Half year (year) deficit	839,790		6,173,576		6,122,351	
Land revaluation difference reserve disposition	/		89,124		2,485,062	
Loss on disposal of treasury stock	/		/		28,800	
Decrease by exclusion from consolidation	163,311	1,003,101	/	6,262,701	163,311	8,799,523
4. Income reserve half year (year) end		237,707		(9,881,061)		(7,518,220)

(4) Interim Concsolidated Cash Flow Statement

(Unit in thousands of JPY)

Term / Account title	Last fiscal half year (from the 1st of april 2002 until the 30th of september 2002)	Current fiscal half year (from the 1st of april 2003 until the 30th of september 2003)	Last fiscal year (from the 1st of april 2002 until the 31st of march 2003)
	Amount	Amount	Amount
1. Cash flow from operating activities			
Income before income taxes and minority interests	(447,950)	(6,162,623)	(4,930,345)
Depreciation	145,367	16,171	188,463
Amortization of goodwill from consolidation	(875)	(302)	(1,178)
Equity loss	1,774	/	63,882
Decrease of deffered tax assets	189,947	/	/
Additional collected (refunded) sales taxes	(53,574)	84,827	(53,574)
Increase (decrease) in vested benefit obligation	1,313	(241)	1,918
Increase in accrued severance indemnities	2,583	1,361	3,833
Increase in allowance for doubtful accounts	/	2,054,188	825,191
Interest income	(6,338)	(10,887)	(8,719)
Interest expense	56,508	26,338	95,250
Loss on investment securities sold	/	/	256,186
Valuation loss on investment securities	1,244,193	/	1,399,252
Amortization of deffered charges	/	52,231	158,059
Loss on disposal of fixed assets	/	2,005	32,486
Profit (Loss) on investment securities sold	(1,156,868)	(66,071)	(2,188,284)
Gain on sales of shop running rights	/	/	(500,000)
Unamortized premium on bond	(22,000)	/	(22,000)
Increase in notes and accounts receivable	(375,849)	(146,479)	(697,902)
Loss on disposal of notes and accounts receivable	/	/	1,515,000
Decrease of inventories	434,367	1,462,510	161,120
Loss from depletion of inventories	/	/	154,821
Decrease (increase) in advance payment	(2,279,825)	1,383,006	(893,503)
Decrease (increase) in other current assets	74,652	445,859	(179,045)
Increase (decrease) in notes and accounts payable trade	827,504	(390,994)	1,124,339
Decrease in other current liabilities	(336,759)	(259,901)	(495,,603)
Increase in litigation reserve	/	200,000	/

(Unit in thousands of JPY)

Term / Account title	Last fiscal half year (from the 1st of april 2002 until the 30th of september 2002)	Current fiscal half year (from the 1st of april 2003 until the 30th of september 2003)	Last fiscal year (from the 1st of april 2002 until the 31st of march 2003)
	Amount	Amount	Amount
Profit on disposal of fixed assets	/	(17,693)	(180,918)
Loss on disposal of fixed assets	/	/	352,651
Others	(170)	43,628	(114,258)
Subtotal	(1,702,000)	(1,283,066)	(3,932,875)
Interest received	1,607	1,528	9,653
Interest paid	(56,427)	(24,983)	(91,757)
Income tax paid	(65,987)	(12,539)	(65,987)
Cash flow from operating activities	(1,822,807)	(1,319,061)	(4,080,966)
2. Cash flow from investing activities			
Payment for time deposit	/	(70,002)	/
Income from repayment of time deposits	40,000	120,002	/
Payments for purchases of investment securities	(285,295)	(547,258)	(1,085,795)
Income from sales of investment securities	1,298,481	218,854	2,751,293
Net cash increase by acquisition of subsidiaries	/	/	(22,486)
Payments for purchase of tangible fixed assets	(183,706)	(3,811)	(200,720)
Income from sales of tangible fixed assets	/	759,326	2,522,238
Payments for acquisition of sundry investments	/	/	(325,000)
Payment for acquisition of long term advance payment costs	/	/	(21,000)
Payment for acquisition of intangible fixed assets	/	(88,887)	/
Payment for long- term loans receivable	/	(1,760,150)	(845,257)
Collection from loans receivable	190,723	569,053	244,903
Others	(155,106)	/	(153,606)
Cash flow from investing activities	905,097	(802,873)	2,864,569

(Unit in thousands of JPY)

Term / Account title	Last fiscal half year (from the 1st of april 2002 until the 30th of september 2002)	Current fiscal half year (from the 1st of april 2003 until the 30th of september 2003)	Last fiscal year (from the 1st of april 2002 until the 31st of march 2003)
	Amount	Amount	Amount
3. Cash flow from financing activities			
Net increase (decrease) in short term borrowings	284,023	(77,452)	(3,202,724)
Proceeds from long term borrowings	/	50,000	5,000
Repayment for long term borrowings	(210,440)	(743,000)	(1,201,290)
Income from stock issuance	/	2,705,446	2,575,504
Income from corporate bond issuance	49,000	/	49,000
Income from disposal of treasury stock	/	/	27,750
Proceeds from bond issuance	/	/	395,410
Payment for convertible bonds redemption	/	/	(50,000)
Income and expenses from treasury stock acquisition and sale	/	(25)	(1,138)
Other expenditures	(892)	/	158
Cash flow from financing activities	121,691	1,934,969	(1,402,330)
4. Decrease in cash and cash equivalents	(796,019)	(186,966)	(2,618,725)
5. Cash and cash equivalents at the beginning of the term	2,947,242	328,516	2,947,242
6. Cash and cash equivalents at the end of the term	2,151,222	141,549	328,516

(5) Doubts on the premise of going concern

Current fiscal half year (from the 1st of april 2003 until the 30th of september 2003)	Last fiscal year (from the 1st of april 2002 until the 31st of march 2003)
In february 2003 the company decided to withdraw from the film rights trading business, as this largley depends on long and medium term bank borrowings and a global netwerk of subsidiaries, and put a change towards a simgle substancce company based on own fund into effect. Concerning to its reconstruction the company sold its Body Sonic trade rights in march 2003, withdraw from the mobile phone business in june 2003, and decided to promote own contents production and investment business as its driving goals. At the meeting of the board of directors at the 28th of october 2003, held due to the credit uncertainty in film trade business the company decided, because the expectations got even more serious, to possess less purchase copyrights as decided in the earlierer fund management stability plan which wanted to reach a clear away of purchase copyrights until march 2004. As a result of the various business withdrawals and arrears in the investment business the sales decreased in the current consolidated fiscal half year, and against the first expectations the net loss added up to 6,170 million JPY. As a effect of this net loss, the company issued a bond (balance at the end of september 2003 1,500 million JPY), to be able to give the borrowings in september a smooth decrease of about 1,000 million JPY, however there might be a potential conflict with the additional dept restriction clause as of march 2004, which will come along with the repayment of the bond. Due to the above mentioned circumstances, there are serious doubts on the permise of going concern of the company. In order to dissolve the current situation, the company put a drastic revise of its organization forward in october 2003 with prospects to march 2004.. The stocks will be removed and a perfect parent company will be established (tentative name: Omega Project Holdings Co., Ltd.) to give the business a more mobile nature and to propel the efficieny of the management.	The company accounted a net loss which amounted to 6,122 million JPY and its negative earned surplus amounted to 7,515 million JPY due to our resolution to withdraw from the film rights trade business this february. As a result of the foregoing, there are serious doubts on the premise of going concern. The company developed a three- year plan in order to improve its surrounding conditions. As for future the business, the company tries to operate investment business and fund management as well as film and contents business with the production of motion pictures and concert promotion business. As a result, despite the expected net loss of 2,100 million JPY for the end of march 2004 due to the amortization of the withdrawal from the film rights business, the company forecasts pretax profits of 500 million JYP for the end of march 2005 and 800 million JPY for the end of march 2006.. As for bank loans payable, these have been reduced to 1,814 million JPY at the end of march 2003, while it amounted to 8,589 million JPY at the end of march 2002. These reduction has been made through sales of owned properties and equity financing. As the consolidated financial statement has been made under the premise of going concern it does not reflect the above mentioned doubts.

Current fiscal half year (from the 1st of april 2003 until the 30th of september 2003)	Last fiscal year (from the 1st of april 2002 until the 31st of march 2003)
From the next term on, under the influence of the new parent company, the company wants the entertainment business (film production, and concert promotion business) and the investment business (business contents and fund business) to become its two pillars of businnes. Concerning the plan for the special meeting of stockholders at the 16th of january 2004, the company wants to practise a stock turnover downward revision and a stock promotion. With these measures the company wants to shift into black figures after march 2005 and back to the resumption of dividends. As the consolidated fiscal statement has been made under the permise of going concern it does not reflect the above mentioned doubts.	

A) Basics concerning the preparation methods of the interim consolidated financial statement

1. Scope of consolidation

1.1 Current fiscal half year (from the 1st of april 2003 until the 30th of september 2003)

(1) Consolidated Subsidiaries: One, Aoyama Research Inc

Status changed: No relevant data

(2) None consolidated Subsidiaries: None

1.2 Last fiscal half year (from the 1st of april 2002 until the 30th of september 2002)

(1) Consolidated Subsidiaries: None

Status changed (excluded):

- by selling of shares, 4 companies
- by decrease of the share holding ratio through combination, 4 companies
- (decrease based on selling of shares of consolidated subsidiaries in the last term, 7 companies)
- (by decrease of the voting power ratio, due to the application of the equity method, 1 company)

(2) None consolidated subsidiaries: None

1.3 Last fiscal year (from the 1st of april 2002 until the 31st of march 2003)

(1) Consolidated subsidiaries: One, Aoyama Research Inc.

Status changed:

- Increase by acquisition of shares, 1 company

Excluded

- by selling of shares, 4 companies
- by decrease of the share holding ratio through combination, 4 companies
- (decrease based on selling of shares of consolidated subsidiaries in the last term, 7 companies)
- (decrease of the voting power ratio, due to the application of the equity method, 1 company)

2. Application of the Equity Method

2.1 Current fiscal half year (from the 1st of april 2003 until the 30th of september 2003)

(1) Companies, to which the equity method is applied: None

Status changed: No relevant data

(2) Companies, to which the equity method is not applied: None

2.2 Last fiscal half year (from the 1st of april 2002 until the 30th of september 2002)

(1) Companies, to which the equity method is applied: One, Movie Eye Entertainment Inc.

Status changed:

- Increase, by the decrease of the voting power ratio, due to the newly adopted equity method, 1 company
- Decrease by selling shares, 2 companies
- Decrease based on selling of shares in the last term, one company

(2) Companies, to which the equity method is not applied: None

2.3 Last fiscal year (from the 1st of april 2002 until the 31st of march 2003)

(1) Companies, to which the equity method is applied: None

Status changed:

- Increase, by shift from consolidated company through decrease of shares, 1 company
- Decrease, by selling of shares, 3 companies
- Decrease based on selling of shares in the last term, 1 company

(2) Companies, to which the equity method is not applied: None

3. Accounting Standards

3.1 Standards and methods for the valuation of major assets

(1) Inventories

For goods, products, raw materials and supplies, the moving average method is applied.

For works in process, land for sale, film distribution rights, the identifed original cost method is applied.

Film distribution rights are amortized within a 12- month period starting at the time they are released using the sum of the years` digits method.

(2) Securities

Securities available for sale with fair value: Fair value based on the market price at the closing date of the fiscal term. (Both unrealized gains and losses are included as a component of shareholders` equity; cost is mainly determined using the moving average cost method)

Securities with no market price: The moving average method is applied

(3) Derivatives

The market price method is applied.

3.2 Methods for depreciation of depreciable assets

(1) Tangible fixed assets: Declining balance method

(2) Intangible fixed assets: Straight- line method

Software used by the company is valued in accordance with the straight- line method based on the actual period of possible use within the company (from 3 to 5 years).

3.3 Accounting standards for significant reserves

(1) Allowance for doubtful accounts

In order to reserve for loss incurred due to credit loss the allowance for doubtful accounts is provided at the estimated amount calculated on the past experience, as well as the estimated specific amount for uncollectible of doubtful accounts.

(2) Accrued pension cost

For the payment of retirement and severance benefits to employees, accrued pension costs are reserved at the amount incurred in the current period based on the projected benefit obligation and the fair value of plan assets as of the current period end.

(3) Reserve for directors` retirement allowances

Accrued severance indemnities are reserved for the payment of retirement and severance benefits to directors. The reserve for the future payments is fully provided based on the internal

rule for directors` severance indemnities.

(4) Reserve for loss from litigation

To perpare the reserve for loss from litigation the expected loss is added up.

3.4 Accounting methods for lease transactions

Financial lease transactions other than in cases in which the ownership of the leased property is transferred to the lessee are accounted using the accounting method applicable to ordinary lease transactions.

3.5 Other significant items in preparation of the interim consolidated financial statement

Consumption tax: The consumption tax is excluded from the figures

4. Interim consolidated cash flow statement

Cash and cash equivalents stated in the fiscal half year consolidated cash flow statement represents cash on hand, cash in banks which could easily be withdrawn on demand and short- term investments with original maturities of three months or less which could easily be converted into cash and have only insignificant risks from fluctuation in value.

B) Changes in the declaration methods

Concerning the balance sheet

From the current fiscal half year on the short term loans receivable, formerly declared under the others in the current assets, are declared in a own position under the current assets. The amount of the short term loans receivable in the current assets for the last fiscal half year was 206,913 thousand JPY, and for the last fiscal year 665,502 thousand JPY.

C) Notes

(1) Notes to the consolidated balance sheet

(Unit in thousands of JPY)

For the end of the last fiscal half year (as of september the 30th 2002)	For the end of the current fiscal half year (as of the 30th of september 2003)	For the end of the last fiscal year (as of the 31st of march 2003)
1. Accumulated depreciation of tangible fixed assets 1,044,402	1. Accumulated depreciation of tangible fixed assets 6,657	1. Accumulated depreciation of tangible fixed assets 47,070
2. Assets applied as collateral Building 911,581 Land 2,351,000 Total 3,262,581 Liabilities of above applied assets Short- term borrowings 1,410,000 Long- term borrowings 1,408,350 (Long term borrowings scheduled within one year) Total 2,818,350	2. Assets applied as collateral /	2. Assets applied as collateral Time deposit 50,000 Building 83,566 Land 614,900 Total 748,466 Liabilities of above applied assets Short- term borrowings / Long- term borrowings 636,600 (Long term borrowings scheduled within one year) Total 636,600
3. In order to raise the money of the running cost efficiently the company has a contract of overdraft transactions with one bank. The net allowable balance of overdraft as of the fiscal term end based on this contract is: Total limited overdraft amount 2,500,000 Current amount of overdraft 2,500,000 Net allowable balance of overdraft /	3. /	3. In order to raise the money of the running cost efficiently the company has a contract of overdraft transactions with one bank. The net allowable balance of overdraft as of the fiscal term end based on this contract is: Total limited overdraft amount 354,000 Current amount of overdraft 354,000 Net allowable balance of overdraft /
4. Contingent financial affairs The below mentioned shows the financial affair guarantees for the companys` bank borrowings.	4. Contingent financial affairs The below mentioned shows the financial affair guarantees for the companys` bank borrowings.	4. Contingent financial affairs The below mentioned shows the financial affair guarantees for the companys` bank borrowings.

(Unit in thousands of JPY)

For the end of the last fiscal half year (as of september the 30th 2002)	For the end of the current fiscal half year (as of the 30th of september 2003)	For the end of the last fiscal year (as of the 31st of march 2003)
Sweet Basil Co., Ltd. 214,862 S.J. Omega Co., Ltd. 300,000 Total 514,862 Below mentioned are the installment prices for the financial affair guarantees. Better Wave 7,669 Nekketsu O Co., Ltd 18,142 Total 25,811 Below mentioned are the installment prices for the financial affair guarantees. Nekketsu O Co., Ltd. 5,269	Sweet Basil Co., Ltd. 218,238 S.J. Omega Co., Ltd. 230,118 Isshou Co. Ltd 10,148 Zak Corporation Co., Ltd. 59,853 Total 518,357 Below mentioned are the installment prices for the financial affair guarantees. Isshou Co., Ltd. 14,185 Total 14,185	Sweet Basil Co.,Ltd. 250,000 S.J. Omega Co., Ltd 300,000 Total 550,000
5. Endorsed amount of bills receivable /	5. Endorsed amount of bills receivable 241	5. Endorsed amount of bills receivable 3,311
6. Disposition of consumption tax As the amounts of suspense consumption tax payments and suspense consumption tax receipts nearly offset each other, they are declared in the position others in the current assets.	6. Disposition of consumption tax same as last fiscal half year	6. Disposition of consumption tax The accrued consumption tax is declared in the position others in the current assets.
7. /	7. Issued stocks 220,534,556 normal stocks	7. Issued stocks 146,549,941 normal stocks
8. /	8. Treasury stock 28,226 normal stocks	8. Treasury stock 27,311 normal stocks

(2) Notes to the consolidated income statement

(Unit in thousands of JPY)

For the end of the last fiscal half year (as of september the 30th 2002)	For the end of the current fiscal half year (as of the 30th of september 2003)	For the end of the last fiscal year (as of the 31st of march 2003)
Main particulars of the selling and general and administrative expenses are: Sales fee 1,072,315 Commission paid 194,002 Net periodical pension cost 3,898 Provision for retirement allowance 5,170	Main particulars of the selling and general and administrative expenses are: Commission paid 230,735 Sales fee 119,730 Provision for retirement allowance 1,361 Net periodical pension cost 1,230	Main particulars of the selling and general and administrative expenses are: Sales fee 2,131,158 Salary 198,160 Commission paid 530,127 Publicity expenses 385,047 Provision for doubtful accounts 46,196 Net periodical pension cost 5,764 Provision for retirement allowance 6,420

(3) Notes ot the consolidated cash flow statement

(Unit in thousands of JPY)

For the end of the last fiscal half year (as of september the 30th 2002)	For the end of the current fiscal half year (as of the 30th of september 2003)	For the end of the last fiscal year (as of the 31st of march 2003)
Relation between the balance of cash and cash equivalents and the amount of title particulars on the consolidated balance sheet. (As of the 30th of september 2002) Cash on hand and in banks 2,161,222 Time deposits with original maturities over 3 months (10,000) Cash and cash equivalents 2,151,222	Relation between the balance of cash and cash equivalents and the amount of title particulars on the consolidated balance sheet. (As of the 30th of september 2003) Cash on hand and in bank 141,549 Time deposits with original maturities over 3 months / Cash and cash equivalents 141,549	Relation between the balance of cash and cash equivalents and the amount of title particulars on the consolidated balance sheet. (As of the 31st of march 2003) Cash on hand and in banks 378,516 Time deposits with original maturities over 3 months (50,000) Cash and cash equivalents 328,516

(4) Notes to the lease transactions

(Unit in thousands of JPY)

For the end of the last fiscal half year (as of september the 30th 2002)

1. Financial lease transactions other than cases in which the ownership of the leased property is transferred to a lessee.

(1) Values aquivalent to the acquisition cost, the accumulated depreciation and the book value of the fiscal half year.

	Acquisition cost	Accum. depreciation	Book value
Tools, furniture	45,637	19,811	25,826
Buildings	34,626	5,771	28,855
Software	21,228	4,257	17,030
total	101,551	29,839	71,712

(note) The value equivalent to the acquisition cost is calculated including the interests payable since the proportion of the balance of unexpired lease payments against the balance of property and equipment at the end of the fiscal half year is low.

(2) Value equivalent to the balance of unexpired lease payments at the end of the fiscal half year

Within one year	19,854
Over one year	51,858
Total	71,712

(note) The value equivalent to the balance of unexpired lease payments is calculated including the interests payable since the proportion of the balance of unexpired lease payments against the balance of property and equipment is low.

For the end of the current fiscal half year (as of the 30th of september 2003)

1. Financial lease transactions other than cases in which the ownership of the leased property is transferred to a lessee.

(1) Values aquivalent to the acquisition cost, the accumulated depreciation and the book value of the fiscal half year.

	Acquisition cost	Accum. depreciation	Book value
Buildings	40,532	5,031	35,492
Total	40,532	5,031	35,492

(note) The above mentioned amount of money does not contain the interest expenses.

(2) Value equivalent to the balance of unexpired lease payments at the end of the fiscal half year

Within one year	7,979
Over one year	28,262
Total	36,241

For the end of the last fiscal year (as of the 31st of march 2003)

1. Financial lease transactions other than cases in which the ownership of the leased property is transferred to a lessee.

(1) Values aquivalent to the acquisition cost, the accumulated depreciation and the book value of the fiscal year.

	Acquisition cost	Accum. depreciation	Book value
Tools, furniture	3,600	1,965	1,634
Buildings	72,084	9,494	62,590
software	20,000	5,741	14,258
total	95,684	17,201	78,483

(note) The above mentioned amount of money does not contain the interest expenses.

(2) Value equivalent to the balance of unexpired lease payments at the end of the fiscal year

Within one year	7,979
Over one year	28,262
Total	36,241

(Unit in thousands of JPY)

For the end of the last fiscal half year (as of september the 30th 2002)	For the end of the current fiscal half year (as of the 30th of september 2003)	For the end of the last fiscal year (as of the 31st of march 2003)
(3) Lease payment and value equivalent to the depreciation cost lease payment 10,754 value equivalent to the depreciation cost 10,754	(3) Lease payment and value equivalent to the depreciation cost lease payment 10,589 value equivalent to depreciation cost 8,398 value equivalent to the interest expense 2,191	(3) Lease payment and value equivalent to the depreciation cost lease payment 14,465 value equivalent to depreciation cost 12,134 value equivalent to the interest expense 2,331
(4) /	(4) Method of calculation of the value equivalent to the interest. The value equivalent to the sum of the interests is the differnce of the total amount of lease and the acquisition value of the leased property, and regarding the allocation for each of them the interests method is applied.	(4) Method of calculation of the value equivalent to the interest. The value equivalent to the sum of the interests is the differnce of the total amount of lease and the acquisition value of the leased property, and regarding the allocation for each of them the interests method is applied.
(5) Method for calculation of the value equivalent to the depreciation cost The value equivalent to the depreciation cost is calculated in accordance with the straight- line method based on the lease period as useful life and a zero residual value.	(5) Method for calculation of the value equivalent to the depreciation cost The value equivalent to the depreciation cost is calculated in accordance with the straight- line method based on the lease period as useful life and a zero residual value.	(5) Method for calculation of the value equivalent to the depreciation cost The value equivalent to the depreciation cost is calculated in accordance with the straight- line method based on the lease period as useful life and a zero residual value.

D) Segment Informations

(1) Business segments

Last consolidated fiscal half year (from the 1st of april 2002 until the 30th of september 2002)

(Unit in thousands of JPY, figures less than that are disregarded)

	Electronic business	Entertainment and contents business	Mobile phones and internet	Real estate business	Game attraction business	Others	Total	Elimination or all companies	Consolidated
Sales and operaational profit									
(1) sales to customers	272,228	2,317,676	2,406,438	78,378	288,585	454,981	5,818,286	/	5,818,286
(2) internal sales or transfers between segments	/	12,600	/	5,592	/	3,316	21,508	(21,508)	/
Total	272,228	2,330,276	2,406,438	83,970	288,585	458,297	5,839,794	(21,508)	5,181,286
Operating expenses	301,186	2,554,263	2,423,411	53,946	295,447	432,428	6,060,711	(21,508)	6,039,203
Operating profit (loss)	(28,958)	(223,987)	(17,002)	30,023	(6,862)	25,869	(220,917)	/	(220,917)

Current fiscal half year (from the 1st of april 2003 until the 30th of september 2003)

(Unit in thousands of JPY, figures less than that are disregarded)

	Entertainment and contents business	Mobile phone and internet	Real estate business	Ohters	Total	Elimination or all companies	Consolidated
Sales and operating profit							
(1) Sales to customers	684,983	255,234	25,501	159,405	1,125,124	/	1,125,124
(2) Internal sales or transfers between segments	/	/	/	/	/	/	/
Total	684,983	255,234	25,501	159,405	1,125,124	/	1,125,124
Operating expenses	2,644,914	280,994	93,802	169,020	3,188,731	/	3,188,731
Operating profit (loss)	(1,959,931)	(25,759)	(68,301)	(9,614)	(2,063,607)	/	(2,063,607)

Last consolidated fiscal year (from the 1st of april 2002 until the 31st of march 2003)

(Unit in thousands of JPY, figures less than that are disregarded)

	Electronic business	Entertainment and contents business	Mobile phones and internet	Real estate business	Game attraction business	Others	Total	Elimination or all companies	Consolidated
Sales and operational profit (1) sales to customers	379.821	3.093.002	4.733.111	151.749	288.585	504,943	9,151,213	/	9,151,213
(2) internal sales or transfers between segments	/	12,600	/	5,592	/	3,316	21,508	(21.508)	/
Total	379.821	3,105,602	4,733.111	157,341	288,585	508.260	9,172,721	(21,508)	9,151,213
Operating expenses	489,631	5,409.987	4,748.248	327,386	295.447	579,228	11,849,930	(21,058)	11,828,422
Operating profit (loss)	(109.809)	(2,304.384)	(15.137)	(170,045)	(6,862)	(70,968)	(2.677.208)	/	(2,677,208)

(note) Business segments are classified considering the nature of business as follows:

Electronic business

Manufacturing and sales of electric instruments, mainly of Bodysonic products of bodily sound effects.

Entertainment and contents business

Sales and purchase of rights to distribute movies in theatres and visual software for CDs and DVDs and production contracts for motion pictures.

Mobile phones and internet business

Wholesales and retail sales of cellular phones, distribution of motion picture content programms through cellular phones and the internet.

Real estate business

Rental of real estate.

Game attraction business

Attraction equipment and facilities business and game software production and sales.

Other business

Proxy payment business for road services et cetera.

(2) Geographical segments

During the last consolidated fiscal half year (from the 1st of april 2002 until the 30th of september 2002), the current consolidated fiscal half year (from the 1st of april 2003 until the 30th of september 2003) as well as during the last consolidated fiscal year (from the 1st of april 2002 until the 31st of march 2003) the inner Japan sales of all segments have been 90% or over, that`s why a geographical

segment information is omissed here.

(3) Oversea sales

Last consolidated fiscal half year (from the 1st of april 2002 until the 30th of september 2003)

(Unit in thousands of JPY)

	Asia	Others	Total
1. Oversea sales	1,071,840	9,561	1,081,401
2. Consolidated sales	/	/	5,818,286
3. Ratio of oversea sales to consolidated sales	18.4%	0.2%	18.6%

Current consolidated fiscal half year (from the 1st of april 2003 until the 30th of september 2003)

The ratio of oversea sales to consolidated sales has been less than 10%, that`s why a table of oversea sales is omissed here.

Last consolidated fiscal year (from the 1st of april 2002 until the 31st of march 2003)

(Unit in thousands of JPY)

	Asia	Others	Total
1. Oversea sales	1,071,177	410,976	1,482,153
2. Consolidated sales	/	/	9,151,213
3. Ratio of oversea sales to consolidated sales	11.7%	4.5%	16.2%

(notes)

1. Countries or territories are classified according to geographical proximity.

2. Oversea sales indicate the sales of the company and its subsidiaries to the countries and areas outside of Japan.

E) Sales by categories

(Units in thousands of JPY)

Fiscal year / Category	Last fiscal half year (from the 1st of april 2002 until the 30th of september 2002)		Current fiscal half year (from the 1st of april 2003 until the 30th of september 2003)		Last fiscal yaer (from the 1st of april 2002 until the 31st of march 2003)	
	Sales	Ratio	Sales	Ratio	Sales	Ratio
Electronic business	272,228	4.7%	/	/	379,821	4.4%
Entertainment and contents business	2,317,676	39.8%	684,983	60.9%	3,093,002	33.8%
Mobile phones and internet business	2,406,438	41.4%	255,234	22.7	4,733,111	51.7%
Game attraction business	288,585	5.0%	/	/	288,585	3.1%
Real estate business	78,378	1.3%	25,501	2.2%	151,749	1.7%
Others	454,981	7.8%	159,405	14.2%	504,943	5.5%
Total	5,818,286	100.0%	1,125,124	100.0%	9,151,213	100.0%

F) Concerning securities

Last consolidated fiscal half year (as of the 30th of september 2002)

(1) Securities for which a current market price is existing

(Unit in thousands of JPY)

Kind	Acquisition cost	Amount in the current balance sheet	Difference
Stock	1,011,716	415,518	(596,198)
Total	1,011,716	415,518	(596,198)

(2) Securities for which a current market price is not existing

(Unit in thousands of JPY)

	Amount in the current balance sheet	Summary
Other securities		
(1) Unlisted stocks (trading over the counter stocks)	73,640	
(2) Others	19,192	

Current consolidated fiscal half year (as of the 30th of september 2003)

(1) Securities for which a current market price is existing

(Unit in thousands of JPY)

Kind	Acquisition cost	Amount in the current balance sheet	Difference
Stock	644,334	687,260	42,925
Total	644,334	687,260	42,925

(2) Securities for which a current market price is not existing

(Unit in thousands of JPY)

	Amount in the current balance sheet	Summary
Other securities Unlisted stocks (trading over the counter stocks)	313,449	

Last consolidated fiscal year (as of the 31st of march 2003)

(1) Securities for which a current market price is existing

(Unit in thousands of JPY)

Kind	Acquisition cost	Amount in the current balance sheet	Difference
Stock	222,594	216,009	(6,585)
Total	222,594	216,009	(6,585)

(2) Securities for which a current market price is not existing

(Unit in thousands of JPY)

	Amount in the current balance sheet	Summary
Other securities Unlisted stocks (trading over the counter stocks)	340,714	

G) Concerning derivatives

Last consolidated fiscal half year (as of the 30th of september 2002)

Contracts for derivative transactions, market price and profit (loss) from appraisal

(Unit in thousands of JPY)

Type of object	Tpye of transaction	Contract amount	Market price	Deemed profit (loss)
Interest rate agreement	Swap transaction	470,000	(7,137)	(7,137)
	Capped interest transaction	900,000	4,453	(23,921)
Total		1,370,000	(2,684)	(31,058)

(note) The method for the calculation of the market price goes in accordance with the theoretical price calculated by financial institutions for these transactions.

Current consolidated fiscal half year (as of the 30th of september 2003)

Contracts for derivative transactions, market price and profit (loss) from appraisal

(Unit in thousands of JPY)

Type of object	Tpye of transaction	Contract amount	Market price	Deemed profit (loss)
Interest rate agreement	Swap transaction	410,000	(3,665)	(3,665)
	Capped interest transaction	900,000	10,239	(18,135)
Total		1,310,000	6,573	(21,801)

(note) The method for the calculation of the market price goes in accordance with the theoretical price calculated by financial institutions for these transactions.

Last consolidated fiscal year (as of the 31st of march 2003)

Contracts for derivative transactions, market price and profit (loss) from appraisal

(Unit in thousands of JPY)

Type of object	Tpye of transaction	Contract amount	Market price	Deemed profit (loss)
Interest rate agreement	Swap transaction	440,000	(6,248)	(6,248)
	Capped interest transaction	900,000	1,859	(26,516)
Total		1,340,000	6,573	(32,764)

(note)

1. The amount of the contract for capped interest transactions shows the estimated principal amount. The figures in brakes in the columns of contract amount show the option charges for capped interest transactions.

2. The method for the calculation of the market price goes in accordance with the theoretical price calculated by financial institutions for these transactions.

Derivative transactions applied to hedge accounting are excluded from above.

H) Transactions with related parties

Last consolidated fiscal half year (from the 1st of april 2002 until the 30th of september 2002)

Transaction with a major shareholder (corporation) of N.D.F. Holdings Inc., which is one of the major shareholders of Omega Project Co., Ltd.

Compamy name	Location	Capital	Business content	Voting rights	relationship		Description of the transaction		Amount of the transaction	Subject	Balance at the end of the year
					Combination of representatives	Actual relationship					
Good Machine Investments	Singapore	1,000,000 Singapore Dollar	Film rights business	Indirect 1.3%	None	Business transaction	Business transaction	Sales of film rights	1,070 million JPY	Receivable	1,070 million JPY

Current consolidated fiscal half year (from the 1st of april 2003 until the 30th of september 2003)

No relevant data existing.

Last consolidated fiscal year (from the 1st of april 2002 until the 31st of march 2003)

Transaction with a major shareholder (corporation) of N.D.F. Holdings Inc., which is one of the major shareholders of Omega Project Co., Ltd.

Compamy name	Location	Capital	Business content	Voting rights	relationship		Description of the transaction		Amount of the transaction	Subject	Balance at the end of the year
					Combination of representatives	Actual relationship					
Good Machine Investments	Singapore	1,000,000 Singapore Dollar	Film rights business	Indirect 1.3%	None	Business transaction	Business transaction	Sales of film rights	1,070 million JPY	Receivable	500,400 thousand JPY

I) Per share information

Item	Last fiscal half year (from the 1st of april 2002 until the 30th of september 2003)	Current fiscal half year (from the 1st of april 2003 until the 30th of september 2003)	Last fiscal year (from the 1st of april 2002 until the 31st of march 2003)
Net assets per share	134.02 JPY	21.48 JPY	55.47 JPY
Net loss per share	11.32 JPY	35.51 JPY	75.10 JPY
	The added up net profit per share after latency share adjustment is not recorded as there is a net loss per share for the fiscal half year. From the current fiscal half year on the accounting standard concerning the net profit per share (financial accounting standard section 2), and the accounting standard guidebook concerning the net profit per share (financial accounting guidebook section 4) are applied.	The added up net profit per share after latency share adjustment is not recorded as there is a net loss per share for the fiscal half year.	The added up net profit per share after latency share adjustment is not recorded as there is a net loss per share for the fiscal year. From the current fiscal year on the accounting standard concerning the net profit per share (financial accounting standard section 2), and the accounting standard guidebook concerning the net profit per share (financial accounting guidebook section 4) are applied.

(note) The following shows the basics for the calculation of the net loss per share.

Item	Last fiscal half year (from the 1st of april 2002 until the 30th of september 2003)	Current fiscal half year (from the 1st of april 2003 until the 30th of september 2003)	Last fiscal year (from the 1st of april 2002 until the 31st of march 2003)
Net loss (in thousands of JPY)	839,790	6,173,576	6,122,351
Amount not belonging to the normal stocks(thousands JPY)	/	/	/
Net loss belonging to the normal stocks(thousands JPY)	839,790	6,173,576	6,122,351
Total number of issued stocks	74,208,168	173,846,647	81,518,668
		Second unsecured convertible bond with stock right one kind, and second new stock preengement rights one kind	Euro Yen convertible bond (30th of november 2004), second unsecured convertible bond, stock right one kind and

		(number of new stock preegagment rights 3,085)	new stock preengagement rights one kind (number of new stock preengagement stock rights 2,445)

J) Important events subsequent to the balance sheet day

Last consolidated fiscal half year (from the 1st of april 2002 until the 30th of september 2002)

No relevant data.

Last consolidated fiscal year (from the 1st of april 2002 until the 31st of march 2003)

1. At the 3rd of june 2003 the board of directors decided to withdraw from the mobile phone and internet business. Although the mobile phone and internet business has been a big component in our business, the company decided to withdraw at the 30th of june 2003 because of the changes in the market for mobile phones and the considered begin of the reorganiziation and reconstruction of the company.
2. Matters concerned with the companys` litigations and compromise plans.
   At the 27th of august 2001 in the Tokyo Regional Court, by the plaintiff of Deutsche Securities Ltd. against the defendant of the company a 174 million JPY damage claim on the convertible bond lead manager fee was brought to case. In this litigation the Tokyo Regional Court presented a compromise to both plaintiff and defendant of 60 million JPY at the 12th of june 2003. However this compromise does not enough reflect the opinion and intention of the company. So following the 9th of july 2003 the company is in consultation with its legal adviser concerning the establishment of the original compromise insisting on the validity of its intention.
3. Matters concerned with a partial change of the convertible bond conversion conditions.
   The changes of the conversion conditions have been put into power after the proposed measures for a partial change of the second unsecured convertible bond and the Euro Yen convertible bond expiring in november 2004 have been approved by the regular general meeting of shareholders at the 27th of june 2003.
   (1) Reasons for these changes
       The reason is the planned promotion of the capital enrichment
   (2)Contents of the change
       (a) The second unsecured convertible bond
           Date of issuance: the 27th of august 2001
           Total amount of isssuance: 1,500 million JPY
           As of the 10th of june 2003 the total amount of the salvage face value is 1,500

million JPY

Interest rate: 1.00% per year

Period of repayment: the 29th of june 2005

(1) Details to the changes

Conversion conditions

Conversion price, original conversion price

On the three consecutive transaction days from the 27th of june 2003 , the amount of the end and average value of the companies normal stocks is 100% (figures less than one JPY are disregarded)

(reference) The conditions valid until the chance

Conversion conditions

Conversion price

(A) Original conversion price

The face value of the original bond conversion per normal share was a issue price of 170 JPY per normal share and on the three consecutive transaction days from the 9th of august 2001 the amount of the end and average value of the companies normal stocks is 95% (figures less than one JPY are disregarded).

(B) Revision of the conversion price

From the 27th of september 2001 at first and the 27th of every month, a low way revision of the conversion price has been made. The end and average value at the three consecutive transactions days before the relevant revision is 100%. The above mentioned revision of the conversion price is the following, the amount is turned down equal to 60% of the original conversion price (in cases in which the effect of the calculation is less than 60%, the conversion price after revision is made up to 60% of the original conversion price.

(b) Euro Yen convertible bond expiring in november 2004

Date of issuance: the 16th of january 2001

Total amount of issuance: 2,000,000,000 JPY

As of the 10th of june 2003 the total amount of the salvage face value is 10,000,000 JPY

Interest rate: 0.00% per year

Period of repayment: the 30th of november 2004

(1) Details to the changes

Conversion condition

Conversion price

At the three consecutive transactions days from the 27th of june 2003, the amount of the end and average value of the companies normal stocks is 100% (figures less than one JPY are disregarded).

(reference) the conditions valid until the change

Conversion price

The original conversion value is 250 JPY or, from the 20th of february 2001 and the 20th of every month with 10 relevant business days, following the offical announcement of the Japanese Security Business Association concerned with the face value of the company and the final sale price of normal stocks (the final sale price for normal stocks is successivley decided in the last ten business days), the average price starting at one yen for the low amount of the conversion price.

Other the conversion price is 100 JPY.

Current consolidated fiscal half year (from the 1st of april 2003 until the 30th of september 2003)

1. **Concerning the board of directors resolution concerned with the film right sweep**

In february 2003 the company decided to withdraw from the film rights trading business, as this largley depends on long and medium term bank borrowings and a global netwerk of subsidiaries, and put a change towards a single substance company based on own fund into effect.

Concerning to its reconstruction the company sold its Body Sonic trade rights in march 2003, withdraw from the mobile phone business in june 2003 and decided to promote own contents production and investment business as its driving goals.

Due to the credit uncertainty in the film trade business the company decided, because the expectations got even more serious, to possess less purchase copyrights as decided in the earlierer fund management stability plan which wanted to reach a clear away of purchase copyrights until march 2004. After march 2004 the company intends to put the inventories related with films into the film rights production expenses and the works in process.

Based on the board of directors resolution from the 28th of october 2003 the special loss for the settlement of accounts in september 2003 adds up as following.

(1) The loss from valuation of advance payments added up to 1,200 million JPY. The relevant loss added up because of the companys` aim to stand on a single substance and reach a clear away of the film rights business till march 2004, and because the relevant selling price for the film rights differs froms its book value.

(2) There has been a single repayment for film distribution rights of 300 million JPY.

(3) And a transfer to the account of allowances for doubtful accounts added to the special loss with 1,800 million JPY. The relevant loss of the fiscal half year till september 2003 concerns to a loss arisen from the transfer to allowances for doubtful accounts concerned with accounts receivable from the last business year.

The above mentioned special loss adds up to 3,300 million JPY in total.

2. Concerning the board of directors resolution concerned with the business reconstruction, the stock removal and the establishment of a perfect parent company and a holding company organization.

At the board of directors meeting at the 28th of october 2003 it has been decided to establish a perfect parent company (holding company), in accordance with the commercial law regultions section 364 and following that, giving it up for discussion at the special meeting of stockholders which will be held at the 16th of january 2004.

Concerning the companys` aim of business reconstruction through stock removal and the establishment of a perfect parent company and a holding company system, it has to be said that the company itself was established in the same way in 1976 by Bodysonic Co., Ltd.. In march there was a special deficit adding up to 3,500 million JPY (the current terms special loss adds up to 5,300 million JPY). But as the current chairman of the company Mr. Yokohama turned in the company in 1999, he managed it to turn the company into the black figures, and reached a resumption of dividends in march 2001.

But due to the terror attacks in New York at the 11th of september 2001 the economic situation and the financial environment for entertainment business changed suddenly, this had a influence on the companys` illiquid rights and lead to a sudden decrease of the companys` income. Because this situation needed urgent improvement the company decided in february 2003 to withdraw from the film rights business as this depends mainly on bank borrowings and a long term investment model, which the company wants to abolish. In march the company decided to withdraw from the not profitable sections of business to reorganize its account books, as it happened before in its own history with Body Sonic. As influence of this business reorganization a special loss of 5,900 million JPY added up in march 2003, and for the current term a special loss of 6,300 million JPY is expected, so the account book will be in the red figures two terms in series. As a result, to compress the bank borrowings the company issued new stock preengagement rights, and reduced the amount of bank borrowings from 8,500 million JPY in march 2002 to 1,000 million JPY in september 2003.

With this compression of the bank borrowings, the withdrawal from the not profitable sections of business and the new management plan to remove the stocks and establish a

perfect parent company, the company wants to find its positon in the rapidly developing entertainment business world in being a sound and competitive company.
The company also thinks about how it`s possible to give the group a mobile and soft reconstruction and a efficient management system. Its also considered how to formate the group efficiently, giving each subsidiary company a business from special nature with responsibility, and the company wants to establish the film production business and the investment business as its two pillars of business. The company also expects through its new management system to strengthen the nature of its profits. Its also considered how the various fields of the M and A business could be formated into a efficient management.
From now on it's the prime goal of the holding company to improve the financial situation, to raise the enterprise value, the stockholders value and the market value and to reach the resumption of dividends for the stockholders.

Conditions of the stock removal
(1) The agenda of the stock removal (plan)
Board of directors meeting
The 28th of october 2003 (Tuesday)
Public note of the basic date for the special stockholders meeting
The 29th of october 2003 (Wednesday)
Basic date for the special stockholders meeting
The 13th of november 2003 (Thursday)
Special stockholders meeting (approval for the resolution of the establishment of the holding company)
The 16th of january 2004 (Friday)
Public note of the stock certificate offer
The 17th of january 2004 (Saturday) (plan)
Term of submittance of the stock certificates
The last ten days of january and february 2004 (plan)
Registration cancellation date
The last ten days of february 2004 (plan)
Date of the stock removal and the establishment of the holding company
The last ten days of march 2004 (plan)
Date of the establishment of the holding company
The last ten days of march 2004 (plan)
Date of stock removal (registration date of the establishment of the holding company)
The last ten days of march 2004 (plan)

(2) Stock removal ratio (plan)

	Omega Project Holdings Co., Ltd. (assumed name)	Omega Project Co., Ltd.
Stock removal ratio	1.0	1.0

(a) Stock allocation ratio

As allocation one normal stock of Omega Project Co., Ltd. is delivered to one normal stock of Omega Project Holdings Co., Ltd.

(b) A unit stock system is adopted, one stock unit is 1,000 stocks

(c) The basis for the calculation of the stock removal ratio

As of the original stock removal due to the companys` singleness only one perfect parent company is established. So the company of Omega Project Holdings Co., Ltd. is made, to give the stockholders no disadvantage and in order to treat them with justice, all stockholders shares are allocated one to one (one Omega Project Co., Ltd. stock for one Omega Project Holdings Co., Ltd.).

(d) Calculation method and basis concerning third parties engines

Due to the above mentioned point (c) a third party engine is not possible.

(3) Stock removal grant

At the occasion of stock removal, the company does not pay any stock removal grants.

(4) Matters concerned with the application of registration after the establishment of the new company

The planed date for registration of the newly established perfect parent company should be in accordance with the the "Securities Dealers Association of Japan" regulations the last ten days of march 2004 together with the stock removal. Going along with the registration of the Omega Project Holdings Co., Ltd. (assumed name) goes the dissolution of the registration from Omega Project Co., Ltd. which is planned for the last ten days of february 2004.

Outline of Omega Project Co., Ltd. (the stock removing company)

Trade name	Omega Project Co., Ltd.
Business contents	Film production business and investment business
Date of establishment	January 1976
Address of the headquarters	Tokyo, Shibuya Ku, Jingumae 2-26-6 (changed at the 12th of september 2003)

Representatives	Representative director and chairman Toyoyuki Yokohama Representative director and president Kyohichi Miyaazaki
Capital stock	13, 643,470,000 JPY (as of the 27th of october 2003)
Total amount of issued stocks	251,384,556 stocks (as of the 27th of november 2003)
Stockholders equity	·4,719,82,000 JPY (as of the 30th of september 2003)
Gross capital	8,878,780,000 JPY (as of the 30th of september 2003)
Date of settlements of accounts	The 31st of march
Number of employees	30
Main transaction partners	Alpha International, Kanematsu Communications, Tohoku Pioneer
Main stockholder (possession ratio)	N.D.F. Holdings Inc. (34.9%)
Main transaction banks	UFJ Bank, Tokyo Mitsubishi Bank, Mizuho Bank
Number of stockholders	16,718

Outline of the new holding company

Trade name	Omega Project Holdings Co., Ltd (assumed name)
Business contents	1. Acquisition and holding of stocks and securities of other companies, and administration and management of the relevant companies. 2. Administration and management of the companies business affairs, and planning and consideration of its business strategy, and the business affaires correspondence for all stockholders
Address of the headquarters	Tokyo, Shibuya Ku, Jingumae 2-26-2
Directors and auditors	Representative director and chairman Toyoyuki Yokohama Representative director and president Kyohichi Miyazaki Directors: Minki Kim, Aoshima Masaaki, Kondo Yoshiaki Auditors: Hongo Yoshihiro, Kawata Hiroya, Furubibi Yoshihide,
Capital stock	3,000,000,000 JPY
Planned issued stocks	251,384,556 stocks (as of the 27th of november 2003)
Date of settlements of accounts	The 31st of march, however the first business year will be from the date of the establishment registration (during the last ten days of march 2004) until the 31st of march 2004, and the second business year will be from the 1st of april 2004 until the 31st of march 2005.

Auditor	First International Auditing Corporation
Perspectives after the establishment of the new company and the effects of business reconstruction	The new company intends to create a business value due to its special nature through administration of the subsidiary companies, so that each can support the other to create synergy effects and profit. The compamy wants efficiently to apply its property know how to the group members and subsidiary companies, and to select and manage them. Through different techniques of support for each subsidiary company, the company wants a soft and quick group make possible.

3. Concerning the change of consolidated subsidiaries

The below mentioned shows the resolution made at the board of directors meeting held at the 28th of october 2003, concerning the change of the companys` consolidated subsidiary Aoyama Research Inc.

(1) Outline of the subsidiary company (as of the 31st of march 2003)

Trade name	Aoyama Research Inc.
Address	Tokyo, Minato Ku, Minami Aoyama 5-4-46
Representative	Representative director and president Nakashima Jujiro
Date of establishment	The 28th of march 1991
Business contents	Finacial consulting business, various insurance management business
Date of settlement of the accounts	The 31st of march
Number of employees	12
Amount of capital	10,000,000 JPY
Sales	280,000,000 JPY (result from the term till march 2003)

(2) The proportion of the voting power and the total voting power before and after the chance of the companys` possession concerning the subsidiary company.

	Before the change	After the change
1. Number of the companys` possessed voting power (Number of stocks possessed by the company)	200 pieces 200 stocks	0 pieces 0 stocks
2. Total amount of voting power (total number of issued stocks)	200 pieces 200 stocks	/ /
3. Concerning the total amount of voting power proportion (proportion to the total number of issued stocks)	 100.0% 100.0%	 0% 0%

(3) Reason for, and date of the change

(a) Reason

From the 31st of march 2003 Aoyama Research Inc was a subsidiary of the company. The change came because of the board of directors resolution from the 28th of october 2003, which was concerned with the stock removal and the establishment of a perfect parent company, and the companys` organization as a single substance.

Due to these circumstances there has been a application of stock transfer in order to integrate the company in New Corporate Ltd. as a subsidiary company.

(b) Date of change: the 31st of october 2003

(4) Transfer amount: 300,000,000 JPY

Fiscal Half year ended September the 30th 2003

Brief Report Concerning Account Closing (Non- Consolitated) **the 28th of November 2003**

Company Name: **Omega Project Co., Ltd.** Registered Issue

Code No. 6819 Residential Prefecture of Headquarters: Tokyo

(URL http://www.omega.co.jp)

Address of Headquarters: Omega Project Co., Ltd.
2-26-6 Pastorale Jingumae Part 2
Jingumae
Shibuya Ku
150-0001 Tokyo, Japan

Contact Person: Chief of Presidents` Office, Kamiya Koji Tel.: +81-3-5474-8811

Date of fiscal half year Board Meeting, the 28th of November 2003

Interim dividend payment date: None

Existence of a interim dividend system: Existing

Existence of a stock unit system: Exisitng (one unit is 1,000 stocks)

Results of the Fiscal Half Year ended at the 30th of September 2003 (from the 1st of april 2003 until the 30th of september)

(1) Business Results (Figures less than one million JPY are disregarded)

	Sales		Operating Profit		Ordinary Profit	
	million JPY	%	million JPY	%	million JPY	%
September 2003	987	(76.3)	(2,080)	/	(2,132)	/
September 2002	4,168	(33.9)	(285)	/	(413)	/
March 2003	7,501	(44.8)	(2,741)	/	(3,236)	/

	Net Income		Net Income per Share	
	million JPY	%	Yen	Sen
September 2003	(6,190)	/	(35)	60
September 2002	(554)	/	(7)	47
March 2003	(5,982)	/	(73)	39

(Notes)

1. Average of outstanding shares: September 2003 173,846,647 shares; September 2002 74,208,168 shares; March 2003 81,518,668 shares
2. Change of Accounting Method: None

(2) Dividend Situation

	Interim dividend per share		Annual dividend per share	
	Yen	Sen	Yen	Sen
September 2002	0	00	/	/
September 2003	0	00	/	/
March 2003	/	/	0	00

(3) Status of Finances

	Total Assets	Shareholders` Equity	Ratio of Shareholders` Equity	Shareholders` Equity per share	
	million JPY	million JPY	%	Yen	Sen
September 2003	8,878	4,719	53.2	21	40
September 2002	20,564	10,399	50.6	136	45
March 2003	13,484	8,127	60.3	55	47

(Note)

1. Number of Outstanding Shares: September 2003 220,506,330 shares; September 2002 76,214,530 shares; March 2003 146,522,630 shares.
2. Number of treasury stock: September 2003 28,226 shares; September 2002 25,534 shares; march 2003 27,311 shares

Forecast of the Results for the Fiscal year ending at the 31st of March 2004 (from the 1st of april 2003 until the 31st of march 2004)

	Sales	Ordinary Profit	Net income	Annual dividend per share			
				Term end			
	In million JPY	In million JPY	Iu million JPY	Yen	Sen	Yen	Sen
Per year	1,800	(2,200)	(6,300)	/	/	/	/

(Reference)

Projected Net Income per Share (per year): (28JPY 57Sen)

A) Interim Financial Statement

(1) Interim balance sheet

Account title \ Term	Last fiscal half year (as of the 30th of september 2002)		Current fiscal half year (as of the 30th of september 2003)		Last fiscal year (as of the 31st of march 2003)	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
(Assets)	Thousands of JPY	%	Thousands of JPY	%	Thousands of JPY	%
1. Current assets						
Cash and cash equivalents	2,161,222		136,147		371,002	
Notes receivable trade	2,078		/		/	
Accounts receivable trade	6,214,842		1,255,774		2,853,955	
Short term loans	/		667,079		459,292	
Inventories	1,605,480		261,396		1,723,906	
Advance payments	5,099,409		2,330,080		3,713,086	
Deffered tax assets	188,804		/		/	
Deffered payments	/		1,250,227		1,742,502	
Others	320,012		253,235		257,267	
Allowance for doubtful accounts	(248,674)		(69,571)		(191,524)	
Total current assets	15,343,175	74.6	6,084,370	68.5	10,929,491	81.0
2. Fixed assets						
Tangible fixed assets						
Buildings	1,229,765		3,605		246,200	
Machinery and apparatus	18,227		/		/	
Tools furniture and fixtures	13,596		1,718		2,573	
Land	2,351,000		/		614,900	
Construction in process	/		100,000		/	
Total tangible fixed assets	3,612,590	17.6	105,323	1.2	863,674	6.4
Intangible fixed assets	7,767	0.0	95,174	1.1	7,026	0.1
Investments and other assets						
Security investments	508,351		1,000,709		556,723	
Stocks from affiliates	278,678		30,000		30,000	
Long term loans reveivable	234,159		1,635,241		642,259	
Other long term business credit	/		2,891,614		1,136,575	
Deffered tax assets	610,559		/		/	
Others	331,141		536,783		609,913	
Allowance for doubtful accounts	(476,827)		(3,535,311)		(1,359,170)	

Term / Account title	Last fiscal half year (as of the 30th of september 2002)		Current fiscal half year (as of the 30th of september 2003)		Last fiscal year (as of the 31st of march 2003)	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	Thousands of JPY	%	Thousands of JPY	%	Thousands of JPY	%
Total investments and other assets	1,486,059	7.2	2,559,037	28.8	1,616,302	12.0
Total fixed assets	5,106,416	24.8	2,759,535	31.1	2,487,003	18.5
3. Deffered assets						
Bond issue expemses	114,533		34,880		68,230	
Discount on bonds	375		/		250	
Total deffered assets	114,908	0.6	34,880	0.4	68,480	0.5
Total assets	20,564,500	100.0	8,878,785	100.0	13,484,974	100.0
(Liabilites)						
1. Current Liabilities						
Notes payable trade	250,000		273,582		527,300	
Accounts payable trade	688,347		567,294		704,571	
Short- term loans repayable	4,062,700		396,500		473,952	
Current portion of long term depts	404,850		123,000		221,400	
Accrued liabilities	708,405		274,756		520,385	
Accrued taxes on income	4,511		3,735		5,321	
Litigation loss reserve	/		200,000		/	
Others	265,420		243,033		218,085	
Total current liabilities	6,384,234	31.0	2,081,902	23.4	2,671,016	19.8
2. Fixed liabilities						
Convertible bond	1,730,000		1,500,000		1,510,000	
Long- term loans repayable	1,731,000		436,000		1,030,600	
Estimated retirement allowance	3,406		3,770		4,012	
Director`s retirement allowance	11,668		14,280		12,918	
Others	304,497		123,009		128,639	
Total fixed liabilities	3,780,572	18.4	2,077,059	23.4	2,686,170	19.9
Total liabilities	10,164,807	49.4	4,158,962	46.8	5,357,186	39.7

Account title / Term	Last fiscal half year (as of the 30th of september 2002)		Current fiscal half year (as of the 30th of september 2003)		Last fiscal year (as of the 31st of march 2003)	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
(Stockholders` equity)	Thousands of JPY	%	Thousandsof JPY	%	Thousands of JPY	%
1. Capital stock	10,226,608	49.7	13,227,673	149.0	11,848,973	87.9
2. Capital reserve						
Legal capital surplus	2,330,166		1,354,250		3,899,860	
Total capital reserve	2,330,166	11.3	1,354,250	15.3	3,899,860	28.9
3. Earned surplus						
Earned legal reserve	19,000		19,000		19,000	
Undivided profit interim (annual)	404,351		(9,917,187)		(7,537,523)	
Total earned surplus	423,351	2.1	(9,898,187)	(111.5)	(7,518,523)	(55.7)
4. Revaluation loss on land	(2,574,187)	(12.5)	/	/	(89,124)	(0.7)
5. Revaluation loss on other investment securities	477	0.0	42,925	0.5	(6,585)	(0.0)
6. Treasury stock	(6,724)	(0.0)	(6,837)	(0.1)	(6,812)	(0.1)
Total shareholders` equity	10,399,693	50.6	4,719,823	53.2	8,127,788	60.3
Total liabilities and shareholders` equity	20,564,500	100.0	8,878,785	100.0	13,484,974	100.0

(2) Interim income statement

Term / Account title	Last fiscal half year (from the 1st of april 2002 until the 30th of september 2002)		Current fiscal half year (from the 1st of april 2003 until the 30th of september 2003)		Last fiscal year (from the 1st of april 2002 until the 31st of march 2003)	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	Thousandsof JPY	%	Thousand of JPY	%	Thousandof JPY	%
1. Sales	4,168,726	100.0	987,949	100.0	7,501,653	100.0
2. Cost of sales	2,856,595	68.5	2,485,065	251.5	6,798,453	90,6
Gross profit (loss) on sales	1,312,130	31.5	(1,497,115)	(151.5)	703,199	9.4
3. Selling and general adminsitrative expenses	1,597,345	38.3	583,782	59.1	3,444,706	45.9
Operating income (loss)	(285,214)	(6.8)	(2,080,898)	(210.6)	(2,741,506)	(36.5)
4. Non operating revenues	29,025	0.7	177,532	18.0	41,416	0.6
Interest income	3,082		10,887		5,463	
Unamortized premium on bond	22,000		/		22,000	
Others	3,942		166,644		13,952	
5. Non operating expenses	157,790	3.8	228,977	23.2	536,473	7.2
Interest expenses	47,642		20,652		86,384	
Amortization of bond issue cost	49,362		33,600		100,255	
Amortization of bond premium	11,125		/		11,250	
New stock issue cost repayment	/		17,503		46,553	
Others	49,660		157,220		292,029	
Ordinary income	(413,979)	(9.9)	(2,132,343)	(215.8)	(3,236,563)	(43.1)
6. Extraordinary profits	1,029,016	24.7	124,429	12.6	2,534,094	33.8
Gain on sales of investment securities	1,024,518		66,071		1,848,677	
Gain on sales of fixed assets	/		17,693		180,918	
Gain on sales of shop running rights	/		/		500,000	
Others	4,498		40,664		4,498	

Term / Account title	Last fiscal half year (from the 1st of april 2002 until the 30th of september 2002)		Current fiscal half year (from the 1st of april 2003 until the 30th of september 2003)		Last fiscal year (from the 1st of april 2002 until the 31st of march 2003)	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	Thousandsof JPY	%	Thousand of JPY	%	Thousandof JPY	%
7. Extraordinary losses	717,476	17.2	4,171,620	422.3	4,027,816	53.7
Loss on sale of investment securities	6,600		/		246,627	
Loss from devaluation of investment securities	693,115		/		848,174	
Loss from devaluation of inventories	/		1,604,513		/	
Loss from devaluation of golf club membership	45		/		/	
Provision for doubtful accounts	/		2,054,188		879,794	
Loss on disposal of fixed assets	/		/		352,651	
Loss on disposal of sale credits	/		/		1,515,000	
Loss from prior period adjustment	17,715		/		/	
Others	/		512,919		185,568	
Income before taxes	(102,439)	(2.4)	(6,179,534)	(625.5)	(4,730,284)	(63.0)
Provision for income tax current	818	0.0	10,865	1.1	1,620	0.0
Provision for income tax deffered	451,143	10.9	/	/	1,250,507	16.7
Net income	(554,400)	(13.3)	(6,190,400)	(626.6)	(5,982,412)	(79.7)
Income brought forward	958,751		(3,637,662)		958,751	
Disposition amount of the variance of the estimate of land	/		(89,124)		(2,485,062)	
Loss from dispositon of treasury stock	/		/		(28,800)	
Unappropriated retained earnings	404,351		(9,917,187)		(7,537,523)	

(3) Doubts on the premise of going concern

Current fiscal half year (from the 1st of april 2003 until the 30th of september 2003)	Last fiscal year (from the 1st of april 2002 until the 31st of march 2003)
In february 2003 the company decided to withdraw from the film rights trading business, as this largley depends on long and medium term bank borrowings and a global netwerk of subsidiaries, and put a change towards a simgle substancce company based on own fund into effect. Concerning to its reconstruction the company sold its Body Sonic trade rights in march 2003, withdraw from the mobile phone business in june 2003, and decided to promote own contents production and investment business as its driving goals. At the meeting of the board of directors at the 28th of october 2003 held due to the credit uncertainty in film trade business, the company decided, because the expectations got even more serious, to possess less purchase copyrights as decided in the earlierer fund management stability plan which wanted to reach a clear away of purchase copyrights until march 2004. As a result of the various business withdrawals and arrears in the investment business the sales decreased in the current consolidated fiscal half year, and against the first expectations the net loss added up to 6,190 million JPY. As a effect of this net loss, the company issued a bond (balance at the end of september 2003 1,500 million JPY), to be able to give the borrowings in september a smooth decrease of about 950 million JPY, however there might be a potential conflict with the additional dept restriction clause as of march 2004, which will come along with the repayment of the bond. Due to the above mentioned circumstances, there are serious doubts on the permise of going concern of the company. In order to dissolve the current situation, the company put a drastic revise of its organizationforward in october 2003 with prospects to march 2004.. Stocks will be removed and a perfect parent company will be established (tentative name: Omega Project Holdings Co., Ltd.), to make the business more mobile and to propel the efficieny of the management. From the next	The company accounted a net loss which amounted to 5,982 million JPY and its negative earned surplus amounted to 7,537 million JPY due to our resolution to withdraw from the film rights business this february. As a result of the foregoing, there are serious doubts on the premise of going concern. The company developed a three- year plan in order to improve its surrounding conditions. As for the future business, the company tries to operate investment business and fund management as well as film and contents business with the production of motion pictures and concert promotion business. As a result, despite the expected net loss of 2,100 million JPY for the end of march 2004 due to the amortization of the withdrawal from the film rights business, the company forecasts pretax profits of 500 million JYP for the end of march 2005 and 800 million JPY for the end of march 2006.. As for bank loans payable, these have been reduced to 1,725 million JPY at the end of march 2003, while it amounted to 6,709 million JPY at the end of march 2002. These reduction has been made through sales of owned properties and through equity financing. As the financial statement has been made under the premise of going concern it does not reflect the above mentioned doubts.

Current fiscal half year (from the 1st of april 2003 until the 30th of september 2003)	Last fiscal year (from the 1st of april 2002 until the 31st of march 2003)
term on, under the influence of the new parent company, the company wants the entertainment business (film production, and concert promotion business) and the investment business (business contents and fund business) to become its to pillars of business. Concerning the plan for the special meeting of stockholders at the 16th of january 2004, the company wants to practise a stock turnover downward revision and a stock promotion. With these measures the company wants to shift into black figures after march 2005 and back to the resumption of dividends. As the fiscal statement has been made under the permise of going concern it does not reflect the above mentioned doubts.	

B) Basics concerning the preparation methods of the interim financial statement

1. Accounting Standards

1.1 Standards and methods for the valuation of major assets

(1) Inventories

For goods, products, raw materials and supplies, the moving average method is applied.

For works in process, land for sale, film distribution rights, the identifed original cost method is applied.

Film distribution rights are amortized within a 12- month period starting at the time they are released using the sum of the years` digits method.

(2) Securities

Stocks of subsidiary companies and affiliates: moving average method

Securities available for sale with fair value: Fair value based on the market price at the closing date of the fiscal term. (Both unrealized gains and losses are included as a component of shareholders` equity; cost is mainly determined using the moving average cost)

Securities with no market price: The moving average method is applied

(3) Derivatives

The market price method is applied.

1.2 Methods for depreciation of depreciable assets

(1) Tangible fixed assets: Declining balance method

(2) Intangible fixed assets: Straight- line method

Software used by the company is valued in accordance with the straight- line method based on the actual period of possible use within the company (from 3 to 5 years).

1.3 Accounting standards for significant reserves

(1) Allowance for doubtful accounts

In order to reserve for loss incurred due to credit loss the allowance for doubtful accounts is provided at the estimated amount calculated on the past experience, as well as the estimated specific amount for uncollectible of doubtful accounts.

(2)Accrued pension cost

For the payment of retirement and severance benefits to employees, accrued pension costs are reserved at the amount incurred in the current period based on the projected benefit obligation and the fair value of plan assets as of the current period end.

(3) Reserve for directors` retirement allowances

Accrued severance indemnities are reserved for the payment of retirement and severance benefits to directors. The reserve for the future payments is fully provided based on the internal rule for directors` severance indemnities.

(4) Reserve for loss from litigation

To perpare the reserve for loss from litigation the expected loss is added up.

1.4 Accounting methods for lease transactions

Financial lease transactions other than in cases in which the ownership of the leased property is transferred to the lessee are accounted using the accounting method applicable to ordinary lease transactions.

1.5 Other significant items in preparation of the interim consolidated financial statement

Consumption tax: Consumption tax is excluded from the figures

2. Changes in the declaration methods

Concerning the balance sheet

From the current fiscal half year on the short term loans receivable, formerly declared under the others in the current assets, are declared in a own position under the current assets. The amount of the short term loans receivable in the current assets for the last fiscal half year was 206,913 thousand JPY.

3. Notes

(1) Notes to the balance sheet

(Unit in thousands of JPY)

For the end of the last fiscal half year (as of september the 30th 2002)	For the end of the current fiscal half year (as of the 30th of september 2003)	For the end of the last fiscal year (as of the 31st of march 2003)
1. Accumulated depreciation of tangible fixed assets 1,044,402	1. Accumulated depreciation of tangible fixed assets 3,862	1. Accumulated depreciation of tangible fixed assets 47,070
2. Assets applied as collateral Building 911,581 Land 2,351,000 Total 3,262,581 Liabilities of above applied assets Short- term borrowings 1,410,000 Long- term borrowings 1,408,350 (Long term borrowings scheduled within one year) Total 2,818,350	2. Assets applied as collateral /	2. Assets applied as collateral Time deposit 50,000 Building 83,566 Land 614,900 Total 748,466 Liabilities of above applied assets Short- term borrowings / Long- term borrowings 619,200 (Long term borrowings scheduled within one year) total 619,200
3. In order to raise the money of the running cost efficiently, the company has a contract of overdraft transactions with one bank. The net allowable balance of overdraft as of the fiscal term end based on this contract is: Total limited overdraft amount 2,500,000 Current amount of overdraft 2,500,000 Net allowable balance of overdraft /	3. /	3. In order to raise the money of the running cost efficiently, the company has a contract of overdraft transactions with one bank. The net allowable balance of overdraft as of the fiscal term end based on this contract is: Total limited overdraft amount 354,000 Current amount of overdraft 354,000 Net allowable balance of overdraft /
4. Contingent financial affairs The below mentioned shows the financial affair guarantees for the companys` bank borrowings.	4. Contingent financial affairs The below mentioned shows the financial affair guarantees for the companys` bank borrowings.	4. Contingent financial affairs The below mentioned shows the financial affair guarantees for the companys` bank borrowings.

(Unit in thousands of JPY)

For the end of the last fiscal half year (as of september the 30th 2002)	For the end of the current fiscal half year (as of the 30th of september 2003)	For the end of the last fiscal year (as of the 31si of march 2003)
Sweet Basil Co., Ltd. 214,862 S.J. Omega Co., Ltd. 300,000 Total 514,862 Below mentioned are the installment prices for the financial affair guarantees. Better Wave 7,669 Nekketsu O Co., Ltd 18,142 Total 25,811 Below mentioned are the installment prices for the financial affair guarantees. Nekketsu O Co., Ltd. 5,269	Sweet Basil Co., Ltd. 218,238 S.J. Omega Co., Ltd. 230,118 Isshou Co. Ltd 10,148 Zak Corporation Co., Ltd. 59,853 Total 518,357 Below mentioned are the installment prices for the financial affair guarantees. Isshou Co., Ltd. 14,185 Total 14,185	Sweet Basil Co.,Ltd. 250,000 S.J. Omega Co., Ltd 300,000 Total 550,000
5. Endorsed amount of bills receivable /	5. Endorsed amount of bills receivable 241	5. Endorsed amount of bills receivable 3,311
6. Disposition of consumption tax As the amounts of suspense consumption tax payments and suspense consumption tax receipts nearly offset each other, they are declared in the position others in the current assets.	6. Disposition of consumption tax same as last fiscal half year	6. Disposition of consumption tax The accrued consumption tax is declared in the position others in the current assets.
7. /	7. Issued stocks 220,534,556 normal stocks	7. Issued stocks 146,549,941 normal stocks
8. /	8. Treasury stock 28,226 normal stocks	8. Treasury stock 27,311 normal stocks

(2) Notes to the income statement

(Unit in thousands of JPY)

For the end of the last fiscal half year (as of september the 30th 2002)	For the end of the current fiscal half year (as of the 30th of september 2003)	For the end of the last fiscal year (as of the 31st of march 2003)
Enforced amount of depreciation Tangible fixed assets 62,233 Intangible fixed assets 740	Enforced amount of depreciation Tangible fixed assets 15,275 Intangible fixed assets 740	Enforced amount of depreciation Tangible fixed assets 90,470 Intangible fixed assets 1,480

(3) Notes to the lease transactions

(Unit in thousands of JPY)

For the end of the last fiscal half year (as of september the 30th 2002)

1. Financial lease transactions other than cases in which the ownership of the leased property is transferred to a lessee.

(1) Values aquivalent to the acquisition cost, the accumulated depreciation and the book value at the of the fiscal half year.

	Acquisition cost	Accum. depreciation	Book value
Tools, furniture	45,637	19,811	25,826
Buildings	34,626	5,771	28,,855
software	21,228	4,257	17,030
total	101,551	29,839	71,712

(note) The value equivalent to the acquisition cost is calculated including interest payable since the proportion of the balance of unexpired lease payments against the balance of property and equipment at the end of the fiscal half year is low.

(2) Value equivalent to the balance of unexpired lease payments at the end of the fiscal half year

Within one year	19,854
Over one year	51,858
Total	71,712

(note) Value equivalent to the balance of unexpired lease payments is calculated including interest payable since the proportion of the balance of unexpired lease payments against the balance of property and equipment is low.

For the end of the current fiscal half year (as of the 30th of september 2003)

1. Financial lease transactions other than cases in which the ownership of the leased property is transferred to a lessee.

(1) Values aquivalent to the acquisition cost, the accumulated depreciation and the book value at the of the fiscal half year.

	Acquisition cost	Accum. Depreciation	Book value
Buildings	40,532	5,031	35,492
Total	40,532	5,031	35,492

(note) The above mentioned amount of money does not contain the interest expenses.

(2) Value equivalent to the balance of unexpired lease payments at the end of the fiscal half year

Within one year	7,979
Over one year	28,262
Total	36,241

For the end of the last fiscal year (as of the 31st of march 2003)

1. Financial lease transactions other than cases in which the ownership of the leased property is transferred to a lessee.

(1) Values aquivalent to the acquisition cost, the accumulated depreciation and the book value at the of the fiscal year.

	Acquisition cost	Accum. depreciation	Book value
Tools, furniture	3,600	1,965	1,634
Buildings	72,084	9,494	62,590
software	20,000	5,741	14,258
total	95,684	17,201	78,483

(note) The above mentioned amount of money does not contain the interest expenses.

(2) Value equivalent to the balance of unexpired lease payments at the end of the fiscal year

Within one year	7,979
Over one year	28,262
Total	36,241

(Unit in thousands of JPY)

For the end of the last fiscal half year (as of september the 30th 2002)	For the end of the current fiscal half year (as of the 30th of september 2003)	For the end of the last fiscal year (as of the 31st of march 2003)
(3) Lease payment and value equivalent to the depreciation cost lease payment 10,754 value equivalent to the depreciation cost 10,754	(3) Lease payment and value equivalent to the depreciation cost lease payment 10,589 value equivalent to depreciation cost 8,398 value equivalent to the interest expense 2,191	(3) Lease payment and value equivalent to the depreciation cost lease payment 14,465 value equivalent to depreciation cost 12,134 value equivalent to the interest expense 2,331
(5) /	(4) Method of calculation of the value equivalent to the interest. The value equivalent to the sum of the interests is the differnce of the total amount of lease and the acquisition value of the leased property, and regarding the allocation for each of them the interests method is applied.	(4) Method of calculation of the value equivalent to the interest. The value equivalent to the sum of the interests is the differnce of the total amount of lease and the acquisition value of the leased property, and regarding the allocation for each of them the interests method is applied.
(5) Method for calculation of the value equivalent to the depreciation cost The value equivalent to the depreciation cost is calculated in accordance with the straight- line method based on the lease period as useful life and a zero residual value.	(5) Method for calculation of the value equivalent to the depreciation cost The value equivalent to the depreciation cost is calculated in accordance with the straight-line method based on the lease period as useful life and a zero residual value.	(5) Method for calculation of the value equivalent to the depreciation cost The value equivalent to the depreciation cost is calculated in accordance with the straight- line method based on the lease period as useful life and a zero residual value.

(4) Notes to the securities

For the last fiscal half year (as of the 30th of september 2002), the current fiscal half year (as of the 30th of september 2003) and the last fiscal year (as of the 31st of march 2003), there are no securities with a current market price from the affiliates and the subsidiary companies.

C) Per share information

Item	Last fiscal half year (from the 1st of april 2002 until the 30th of september 2003)	Current fiscal half year (from the 1st of april 2003 until the 30th of september 2003)	Last fiscal year (from the 1st of april 2002 until the 31st of march 2003)
Net assets per share	136.45 JPY	21.40 JPY	55.47 JPY
Net loss per share	7.47 JPY	35.60 JPY	73.39 JPY
	The added up net profit per share after latency share adjustment is not recorded as there is a net loss per share for the fiscal half year. From the current fiscal half year on the accounting standard concerning the net profit per share (financial accounting standard section 2), and the accounting standard guidebook concerning the net profit per share (financial accounting guidebook section 4)are applied.	The added up net profit per share after latency share adjustment is not recorded as there is a net loss per share for the fiscal half year.	The added up net profit per share after latency share adjustment is not recorded as there is a net loss per share for the fiscal year. From the current fiscal year on the accounting standard concerning the net profit per share (financial accounting standard section 2), and the accounting standard guidebook concerning the net profit per share (financial accounting guidebook section 4)are applied.

(note) The following shows the basics for the calculation of the net loss per share.

Item	Last fiscal half year (from the 1st of april 2002 until the 30th of september 2003)	Current fiscal half year (from the 1st of april 2003 until the 30th of september 2003)	Last fiscal year (from the 1st of april 2002 until the 31st of march 2003)
Net loss (in thousands of JPY)	554,400	6,190,400	5,982,412
Amount not belonging to the normal stocks(thousands JPY)	/	/	/
Net loss belonging to the normal stocks(thousands JPY)	554,400	6,190,400	5,982,412
Total number of issued stocks	74,208,168	173,846,647	81,518,668
		Second unsecured convertible bond with stock right one kind, and second new stock preengement rights one kind	Euro Yen convertible bond (30th of november 2004), second unsecured convertible bond, stock right one kind and

		(number of new stock preegagment rights 3,085)	new stock preengagement rights one kind (number of new stock preengagement stock rights 2,445)

D) Important events subsequent to the balance sheet day

Last consolidated fiscal half year (from the 1st of april 2002 until the 30th of september 2002)

No relevant data.

Last consolidated fiscal year (from the 1st of april 2002 until the 31st of march 2003)

4. At the 3rd of june 2003 the board of directors decided to withdraw from the mobile phone and internet business. Although the mobile phone and internet business has been a big component in our business, the company decided to withdraw at the 30th of june 2003 because of the changes in the market for mobile phones and its considered begin of the reorgañiziation and reconstruction of the company.
5. Matters concerned with the companys` litigations and compromise plans
   At the 27th of august 2001 in the Tokyo Regional Court, by the plaintiff of Deutsche Securities Ltd. against the defendant of the company a 174 million JPY damage claim on the convertible bond lead manager fee was brought to a case. In this litigation the Tokyo Regional Court presented a compromise to both plaintiff and defendant of 60 million JPY at the 12th of june 2003. However the original compromise does not enough reflect the opinion and intention of the company. So following the 9th of july 2003 the company is in consultation with its legal adviser concerning the establishment of the original compromise insisting on the validity of its intention.
6. Matters concerned with a partial change of the convertible bond conversion conditions.
   The change of the conversion conditions has been put into power after the proposed measures for a partial change of the second unsecured convertible bond and the Euro Yen convertible bond expiring in november 2004 have been approved by the regular general meeting of shareholders at the 27th of june 2003.
   (1) Reasons for these changes
   The reason is the planned promotion of the capital enrichment
   (2)Contents of the change
   (a) The second unsecured convertible bond
   Date of issuance: the 27th of august 2001
   Total amount of isssuance: 1,500 million JPY

As of the 10th of june 2003 the total amount of the salvage face value is 1,500 million JPY

Interest rate: 1.00% per year

Period of repayment: the 29th of june 2005

(2) Details to the changes

Conversion conditions

Conversion price, original conversion price

On the three consecutive transaction days from the 27th of june 2003 , the amount of the end and average value of the companies normal stocks is 100% (figures less than one JPY are disregarded)

(reference) The conditions valid until the chance

Conversion conditions

Conversion price

(A) original conversion price

The face value of the original bond conversion per normal share was a issue price of 170 JPY per normal share and on the three consecutive transaction days from the 9th of august 2001 the amount of the end and average value of the companies normal stocks is 95% (figures less than one JPY are disregarded).

(B) Revision of the conversion price

From the 27th of september 2001 at first and the 27th of every month, a low way revision of the conversion price has been made. The end and average value at the three consecutive transactions days before the relevant revision is 100%. The above mentioned revision of the conversion price is the following, the amount is turned down equal to 60% of the original conversion price (in cases in which the effect of the calculation is less than 60%, the conversion price after revision is made up to 60% of the original conversion price.

(b) Euro Yen convertible bond expiring in november 2004

Date of issuance: the 16th of january 2001

Total amount of issuance: 2,000,000,000 JPY

As of the 10th of june 2003 the total amount of the salvage face value is10,000,000 JPY

Interest rate: 0.00% per year

Period of repayment: the 30th of november 2004

(2) Details to the changes

Conversion condition

Conversion price

At the three consecutive transactions days from the 27th of june 2003, the amount of the end and average value of the companies normal stocks is 100% (figures less than one JPY are disregarded).

(reference) the conditions valid until the change

conversion price

The original conversion value is 250 JPY or, from the 20th of february 2001 and the 20th of every month with 10 relevant business days, following the offical announcement of the Japanese Security Business Association concerned with the face value of the company and the final sale price of normal stocks (the final sale price for normal stocks is successivley decided in the last tne business days), the average price starting at one yen for the low amount of the conversion price.

Other the conversion price is 100 JPY.

Current consolidated fiscal half year (from the 1st of april 2003 until the 30th of september 2003)

1. **Concerning the board of directors resolution concerned with the film right sweep**

In february 2003 the company decided to withdraw from the film rights trading business, as this largley depends on long and medium term bank borrowings and a global netwerk of subsidiaries, and put a change towards a single substance company based on own fund into effect.

Concerning to its reconstruction the company sold its Body Sonic trade rights in march 2003, withdraw from the mobile phone business in june 2003, and decided to promote own contents production and investment business as its driving goals.

Due to the credit uncertainty in film trade business the company decided, because the expectations got even more serious, to possess less purchase copyrights as decided in the earlierer fund management stability plan which wanted to reach a clear away of purchase copyrights until march 2004. After march 2004 the company intends to put the inventories related with films into the film rights production expenses and the works in process.

Based on the board of directors resolution from the 28th of october 2003 the special loss for the settlement of accounts in september 2003 adds up as following.

(5) The loss from valuation of advance payments added up to 1,200 million JPY. The relevant loss added up because of the companys` aim to stand on a single substance and reach a clear away of the film rights business until march 2004, and because the relevant selling price for the film rights differs froms its book value.

(6) There has been a single repayment for film distribution rights of 300 million JPY.

(7) And a transfer to the account of allowances for doubtful accounts added to the special loss with 1,800 million JPY. The relevant loss of the fiscal half year until september 2003 concerns to a loss arisen from the transfer to allowances for doubtful accounts concerned with accounts receivable from the last business year.

The above mentioned special loss adds up to 3,300 million JPY in total.

2. Concerning the board of directors resolution concerned with the business reconstruction, the stock removal and the establishment of a perfect parent company and a holding company organization.

At the board of directors meeting at the 28th of october 2003, it has been decided to establish a perfect parent company (holding company), in accordance with the commercial law regultions section 364, and following that giving it up for discussion at the special meeting of stockholders which will be held at the 16th of january 2004.

Concerning the companys` aim of business reconstruction through stock removal and the establishment of a perfect parent company and a holding company system, it has to be said that the company itself was established the same way in 1976 by Bodysonic Co., Ltd. In march there was a special deficit adding up to 3,500 million JPY (the current terms special loss adds up to 5,300 million JPY). But as the current chairman of the company Mr. Yokohama turned in the company in 1999, he managed it to turn the company into the black figures, and reached the resumption of dividends in march 2001.

But due to the terror attacks in New York at the 11th of september 2001 the economic situation and the financial environment for entertainment business changed suddenly, this had an influence on the companys` illiquid rights and lead to a sudden decrease of the companys` income. Because this situation needed urgent improvement the company decided in february 2003 to withdraw from the film rights business as this depends mainly on bank borrowings and a long term investment model, which the company wants to abolish. In march the company decided to withdraw from the not profitable sections of business to reorganize its account books, as it happened before in its own history with Body Sonic. As influence of this business reorganization a special loss of 5,900 million JPY added up in march 2003, and for the current term a special loss of 6,300 million JPY is expected, so the account book is in the red figures two terms in series. As a result to compress the bank borrowings in the account book the company issued new stock preengagement rights, and reduced the amount of bank borrowings from 8,500 million JPY in march 2002 to 1,000 million JPY in september 2003.

With this compression of the bank borrowings, the withdrawal from the not profitable sections and the new management plan to remove stocks and establish a perfect parent

company the company wants to find its positon in the rapidly developing entertainment business world, in being a sound and competitive company.

The company also thinks about how it`s possible to give the group a mobile and soft reconstruction and a efficient management system. Its also considered how to formate the group efficiently, giving each subsidiary company a business from special nature with responsibility, and the company wants to establish the film production business and the investment business as its two pillars of business. The company also expects through its new management system to strengthen the nature of its profits. Its` also considered how the various fields of the M and A business could be formated into a efficient management.

From now on it's the prime goal of the holding company to improve the financial situation, to raise the enterprise value, the stockholders value and the market value and to reach the resumption of dividends for the stockholders.

Conditions of the stock removal

(1) The agenda of the sock removal (plan)

Board of directors meeting

The 28th of october 2003 (Tuesday)

Public note of the basic date for the special stockholders meeting

The 29th of october 2003 (Wednesday)

Basic date for the special stockholders meeting

The 13th of november 2003 (Thursday)

Special stockholders meeting (approval for the resolution of the establishment of the holding company)

The 16th of january 2004 (Friday)

Public note of the stock certificate offer

The 17th of january 2004 (Saturday) (plan)

Term of submittance of the stock certificates

The last ten days of january and february 2004 (plan)

Registration cancellation date

The last ten days of february 2004 (plan)

Date of the stock removal and the establishment of the holding company

The last ten days of march 2004 (plan)

Date of the establishment of the holding company

The last ten days of march 2004 (plan)

Date of stock removal (registration date of the establishment of the holding company)

The last ten days of march 2004 (plan)

(2) Stock removal ratio (plan)

	Omega Project Holdings Co., Ltd. (assumed name)	Omega Project Co., Ltd.
Stock removal ratio	1.0	1.0

(a) Stock allocation ratio

As allocation one normal stock of Omega Project Co., Ltd. is delivered to one normal stock of Omega Project Holdings Co., Ltd.

(b) A unit stock system is adopted, one stock unit is 1,000 stocks

(c) The basis for the calculation of the stock removal ratio

As of the original stock removal due to the companys` singleness only one perfect parent company is established. So the company of Omega Project Holdings Co., Ltd. is made, to give the stockholders no disadvantage and in order to treat them with justice, all stockholders shares are allocated one to one (one Omega Project Co., Ltd. stock for one Omega Project Holdings Co., Ltd.).

(d) Calculation method and basis concerning third parties engines

Due to the above mentioned point (c) a third party engine is not possible.

(3) Stock removal grant

At the occasion of stock removal the company does not pay any stock removal grants.

(4) Matters concerned with the application of registration after the establishment of the new company

The planned date for registration of the newly established perfect parent company should be in accordance with the the "Securities Dealers Association of Japan" regulations the last ten days of march2004 together with the stock removal. Going along with the registration of the Omega Project Holdings Co., Ltd. (assumed name) goes the dissolution of registration from Omega Project Co., Ltd. which is planned for the last ten days of february 2004.

Outline of Omega Project Co., Ltd. (the stock removing company)

Trade name	Omega Project Co., Ltd.
Business contents	Film production business and investment business
Date of establishment	January 1976
Address of the headquarters	Tokyo, Shibuya Ku, Jingumae 2-26-6 (changed at the 12th of september 2003)
Representatives	Representative director and chairman Toyoyuki Yokohama Representative director and president Kyohichi Miyaazaki

Capital stock	13, 643,470,000 JPY (as of the 27th of october 2003)
Total amount of issued stocks	251,384,556 stocks (as of the 27th of november 2003)
Stockholders equity	4,719,82,000 JPY (as of the 30th of september 2003)
Gross capital	8,878,780,000 JPY (as of the 30th of september 2003)
Date of settlements of accounts	The 31st of march
Number of employees	30
Main transaction partners	Alpha International, Kanematsu Communications, Tohoku Pioneer
Main stockholder (possession ratio)	N.D.F. Holdings Inc. (34.9%)
Main transaction banks	UFJ Bank, Tokyo Mitsubishi Bank, Mizuho Bank
Number of stockholders	16,718

Outline of the new holding company

Trade name	Omega Project Holdings Co., Ltd (assumed name)
Business contents	1. Acquisition and holding of stock and securities of other companies, and administration and management of the relevant companies. 2. Administration and management of the companies business affairs, and planning and consideration of its business strategy, and the business affaires correspondence for all stockholders
Address of the headquarters	Tokyo, Shibuya Ku, Jingumae 2-26-2
Directors and auditors	Representative director and chairman Toyoyuki Yokohama Representative director and president Kyohichi Miyazaki Directors: Minki Kim, Aoshima Masaaki, Kondo Yoshiaki Auditors: Hongo Yoshihiro, Kawata Hiroya, Furubibi Yoshihide,
Capital stock	3,000,000,000 JPY
Planned issued stocks	251,384,556 stocks (as of the 27th of november 2003)
Date of settlements of accounts	The 31st of march, however the first business year will be from the date of the establishment registration (during the last ten days of march 2004) until the 31st of march 2004, and the second business year will be from the 1st of april 2004 until the 31st of march 2005.
Auditor	First International Auditing Corporation
Perspectives after the	The new company intends to create a business value due to its special nature,

establishment of the new company and the effects of business reconstruction	through administration of the subsidiary companies, so that each can support the other to create synergy effects and profits. The compamy wants efficiently to apply its property know how to the group members and subsidiary companies, and to select and manage them. Through different techniques of support for each subsidiary company, the company wants a soft and quick group make possible.